EXHIBIT 10.1

EXECUTION

ASSET PURCHASE AGREEMENT

BETWEEN

METLIFE BANK, NATIONAL ASSOCIATION

AND

FIRST TENNESSEE BANK NATIONAL ASSOCIATION

Dated as of JUNE 3, 2008

TABLE OF CONTENTS

ARTICLE I DEFINITIONS	1
1.1 Certain Definitions	1
1.2 Terms Defined Elsewhere in this Agreement	13
1.3 Other Definitional and Interpretive Matters	15
ARTICLE II PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES	15
2.1 Purchase and Sale of Assets	15
2.2 Excluded Assets	17
2.3 Assumption of Liabilities	18
2.4 Excluded Liabilities	19
2.5 Further Conveyances and Assumptions; Consent of Third Parties	21
2.6 Purchase Price Allocation	23
2.7 Proration of Certain Expenses	23
ARTICLE III CONSIDERATION	24
3.1 Purchase Price	24
3.2 Estimated Purchase Price	25
3.3 Closing Payment	25
3.4 Purchase Price Adjustment	26
3.5 Final Purchase Price Calculation	26
ARTICLE IV CLOSING AND TERMINATION	28
4.1 Closing Date	28
4.2 Termination of Agreement	28
4.3 Purchaser Extension	29
4.4 Effect of Termination	30

i

ARTICLE V REPRESENTATIONS AND WARRANTIES OF SELLER	30
5.1 Organization; Valid Existence; Capitalization	30
5.2 Authorization of Agreement	31
5.3 Conflicts; Consents of Third Parties	32
5.4 Financial Data	33
5.5 No Undisclosed Liabilities	34
5.6 Title to Purchased Assets	34
5.7 Absence of Certain Developments	34
5.8 Taxes	34
5.9 Real Property	37
5.10 Tangible Personal Property	38
5.11 Intellectual Property	38
5.12 Purchased Contracts	40
5.13 Employee Benefits	42
5.14 Labor	42
5.15 Litigation	44
5.16 Compliance with Laws; Permits	45
5.17 Environmental Matters	46
5.18 Pipeline Loans	46
5.19 Accounts Receivable	47
5.20 Mortgage Servicing Qualification	47
5.21 Risk Management Instruments	47
5.22 Financial Advisors	47
5.23 No Regulatory Impediment	48
5.24 Sufficiency of Assets	48

5.25 Diligence Materials	48
5.26 Full Disclosure	48
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER	48
6.1 Organization; Valid Existence	48
6.2 Authorization of Agreement	49
6.3 Conflicts; Consents of Third Parties	49
6.4 Litigation	49
6.5 No Regulatory Impediment	50
6.6 Financial Advisors	50
ARTICLE VII COVENANTS	50
7.1 Access to Information	50
7.2 Conduct of the Business Pending the Closing	50
7.3 Consents	54
7.4 Regulatory Approvals	55
7.5 Further Assurances	57
7.6 Preservation of Records	57
7.7 Publicity	57
7.8 Notice to Pipeline Loan Mortgagors and Others	58
7.9 Use of Trade Names	58
7.10 Covenants Not to Compete and Not to Solicit	60
7.11 Transfer of Assets Following the Closing	64
7.12 Notice of Developments	65
7.13 ARM Corrections	65
7.14 Monthly Financial Information	65
7.15 Fixed Asset Inventory	66

7.16 Transition Services Agreement	66
7.17 Evaluated Business	66
7.18 Document Custodian Services	67
7.19 Purchaser Warehouse Line of Credit	67
ARTICLE VIII EMPLOYEES AND EMPLOYEE BENEFITS	67
8.1 Employment	67
8.2 Personnel Files	69
8.3 Standard Procedure	69
8.4 Terminated Employees	70
ARTICLE IX CONDITIONS TO CLOSING	70
9.1 Conditions Precedent to Obligations of Purchaser	70
9.2 Conditions Precedent to Obligations of Seller	72
ARTICLE X INDEMNIFICATION	74
10.1 Survival of Representations, Warranties, and Covenants	74
10.2 Indemnification	74
10.3 Indemnification Procedures	76
10.4 Limitations on Indemnification	78
10.5 Tax Treatment of Indemnity Payments	80
10.6 Right to Indemnification	80
10.7 Exclusive Right to Indemnification	80
10.8 Mitigation of Losses	80
ARTICLE XI TAXES	80
11.1 Transfer Taxes	80
11.2 Prorations	81
11.3 Cooperation on Tax Matters	82

11.4 Election Under Code Section 338(h)(10)	82
11.5 Preparation and Filing of Tax Returns	82
11.6 Tax Indemnification	83
11.7 Tax Refunds	83
ARTICLE XII MISCELLANEOUS	83
12.1 Expenses	83
12.2 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial
12.3 Entire Agreement; Amendments and Waivers	84
12.4 Governing Law	85
12.5 Notices	85
12.6 Severability	86
12.7 Binding Effect; Assignment	86
12.8 Knowledge	86
12.9 Disclosure Memorandum	87
12.10 Counterparts	88

v

Schedules

1.1	List of Acquisition Contracts
2.1(d)	List of Purchased Intellectual Property
2.1(h)	List of Purchased Branch Offices
2.1(i)	List of Purchased Contracts
2.2(b)	List of Retained Mortgage Production Offices Outside of Tennessee
2.2(d)	List of Excluded Personal Property
2.2(e)	Excluded Intellectual Property
2.3(g)	List of Specific Assumed Liabilities
3.1(a)(i)	Pipeline Loan Calculation Example
3.4(A)	Deductions from Purchase Price Adjustment
3.4(B)	Specific Exclusions to Deductions from Purchase Price Adjustment
7.14	Information Regarding each Transferred Mortgage Loan
7.16	Services to be provided in the Transition Services Agreement
12.8(B)	Knowledge of Purchaser

Disclosure Memorandum

Section
5.1	Joint Venture Entities and Subsidiary
5.3(a)	Conflicts
5.3(b)	Consents
5.3(c)	Orders
5.3(d)	Permits
5.7	Absence of Certain Developments
5.8(b)	Waiver or extension of time relating to Taxes
5.8(g)	Joint Venture Tax Returns
5.10	Personal Property
5.11(a)	Intellectual Property
5.11(g)	Software
5.12(b)	Purchased Contracts with Restrictions on Competition
5.12(c)	Specific Purchased Contracts
5.12(d)	Related Party Contracts
5.12(e)	Top Ten Broker Contracts
5.14(d)	Employee Claims
5.14(f)	Employment Compliance
5.15	Litigation
5.16(c)	Material Proceedings or Investigations of Governmental Bodies
7.1(a)(i)	Exceptions to Ordinary Course of Business
7.2(b)(i)	Conduct of Business Pending Closing
12.8(A)	Knowledge of Seller

Exhibits
A	Example of Calculation of Purchase Price
B	Calculation of Hedging Instruments Fair Market Value

C	Servicing Rights Purchase and Sale Agreement
D	Subservicing Agreement
E	Form of Bill of Sale
F-1	Form of Assignment and Assumption Agreement for Purchased Contracts
F-2	Form of Assignment and Assumption Agreement for Office Leases
F-3	Form of Assignment and Assumption Agreement for Acquisition
Contracts
F-4	Form of Joint Venture Interest Assignment and Acceptance Agreements
F-5	Form of Subsidiary Assignment and Acceptance Agreement
F-6	Non-Negotiable Promissory Note (Subsidiary)
G	Form of Opinion of Seller’s Counsel
H	Form of Lease for the Headquarters
I	Licensed Marks
J	Licensed Uses Policies
K	Form of Purchaser’s Opinion

ASSET PURCHASE AGREEMENT

                    This ASSET PURCHASE AGREEMENT made as of June 3, 2008 (the “Agreement”) is hereby mutually agreed upon and entered into by and between MetLife Bank, National Association, a national banking association organized under the laws of the United States (“Purchaser”) and First Tennessee Bank National Association, a national banking association organized under the laws of the United States (“Seller”).

BACKGROUND

                    First Horizon Home Loans, an operating division of Seller (“FHHL”), presently conducts the business of marketing, soliciting, originating, selling, and servicing Mortgage Loans throughout the United States (the “Business”), and Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to acquire and assume from Seller, certain of the assets and liabilities related to the Business, all as more specifically provided herein.

                    NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

          1.1     Certain Definitions.

                    For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

                    “Acquired Accounts Receivable” means all rights of Seller or FHHL to payment for goods sold or services rendered (other than Servicing Advances) to the extent relating to the Purchased Assets or the Assumed Liabilities.

                    “Acquisition Contracts” means those certain asset purchase agreements between Seller and certain third parties in which Seller acquired certain assets relating to the Business, as identified on Schedule 1.1.

                    “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of a majority of such Person’s outstanding voting securities, by contract or otherwise, and the terms “controlled by” and “under common control with” have correlative meanings.

                    “Agency” means Fannie Mae, Freddie Mac, Ginnie Mae, HUD, FHA, VA, FHLB or any State Agency, as applicable.

                    “Ancillary Agreements” means collectively the Servicing Rights Purchase and Sale Agreement; the Subservicing Agreement; the Transition Services Agreement; the Bill of Sale; the Lease for the Headquarters; Assignment and Assumption Agreement for Purchased Contracts; Assignment and Assumption Agreement for Office Leases; Assignment and Assumption Agreement for Acquisition Contracts; Joint Venture Interest Assignment and Acceptance Agreements in the form attached as Exhibit F-4; Subsidiary Assignment and Acceptance Agreement in the form attached as Exhibit F-5; and Non-Negotiable Promissory Note (Subsidiary) in the form attached as Exhibit F-6.

                    “Applicable Law” means, as of the time of reference and as applicable, any Law or Order that is applicable to the Business. As used herein a state or local Law or Order may not be considered an Applicable Law and may not apply to Seller or Purchaser pursuant to the terms of the National Bank Act or regulations of the Office of the Comptroller of the Currency or federal case law interpreting the National Bank Act or regulations of the Comptroller of the Currency although the Parties mutually agree to comply with such state or local law or Order.

                    “Applicable Pipeline Requirements” means and includes, as of the time of reference, (i) all Applicable Laws; (ii) all contractual obligations of FHHL contained in a Pipeline Loan Document with respect to FHHL’s origination of Pipeline Loans; (iii) all applicable underwriting and servicing guidelines of the Seller or FHHL; (iv) all Orders; and (v) all other applicable requirements and guidelines, including without limitation requirements or guidelines related to the procurement of settlement services (e.g., appraisals, title insurance or alternative title products, and insurance), of each Governmental Body, Agency, Insurer, and Investor relating to the Pipeline Loans.

                    “Applicable Servicing Requirements” has the meaning assigned to such term in the Servicing Rights Purchase and Sale Agreement inclusive of any definitions incorporated in such term in the Servicing Rights Purchase and Sale Agreement.

                    “ARM Loan” means a Mortgage Loan with an adjustable rate or adjustable payment feature.

                    “Assignment and Assumption Agreement for Purchased Contracts” means the agreement between Purchaser and Seller describing the terms and conditions upon which Seller shall transfer certain of the Purchased Contracts and Assumed Liabilities associated with the Purchased Contracts to Purchaser, a form of which is attached as Exhibit F-1.

                    “Assignment and Assumption Agreement for Office Leases” means the agreement between Purchaser and Seller describing the terms and conditions upon which Seller shall transfer certain of the Real Property Leases and Assumed Liabilities associated with the Real Property Leases to Purchaser, a form of which is attached as Exhibit F-2.

                    “Assignment and Assumption Agreement for Acquisition Contracts” means the agreement between Purchaser and Seller describing the terms and conditions upon which Seller shall transfer certain of the rights arising under the Acquisition Agreements and certain Assumed Liabilities relating to the Acquisition Contracts to Purchaser, a form of which is attached as Exhibit F-3.

                    “Bank Branch” means an office of Seller that qualifies as a “branch” pursuant to 12 U.S.C. § 36.

                    “Bill of Sale” means the agreement between Purchaser and Seller describing the terms and conditions upon which Seller shall transfer certain of the Purchased Assets to Purchaser, a form of which is attached as Exhibit E.

                    “Book Value” means the value accorded to a particular asset or liability as reflected on the books and records of Seller, calculated in accordance with GAAP applied on a consistent basis with the same accounting principles and practices used by Seller in the Ordinary Course of Business (but only to the extent consistent with GAAP).

                    “Branch Office” means an operating branch office of FHHL or a FHHL office in which custodial, administrative, or managerial activities are conducted in connection with the Business.

                    “Business Day” means any day other than (i) a Saturday or Sunday, or (ii) a day on which banking and savings and loan institutions in the states where the parties are located are authorized or obligated by Applicable Law or executive order to be closed.

                    “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

                    “Code” means the Internal Revenue Code of 1986, as amended.

                    “Consents” shall mean any consents, registrations, approvals, declarations, Permits, expiration of any applicable waiting periods or authorizations.

                    “Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or understanding, whether written or oral.

                    “Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related to the Business and the Purchased Assets, in each case whether or not in electronic form.

                    “Employee” means all individuals (including common law employees, independent contractors and individual consultants), as of the date hereof, who are employed by (or, with respect to any independent contractor or individual consultant, contract with) Seller and assigned to FHHL to perform services in connection with the Business, together with individuals who are hired by FHHL in respect of the Business after the date hereof.

                    “Employee Benefit Plan” means each “employee pension benefit plan” as defined in Section 3(2) of ERISA, (B) each “employee welfare benefit plan” as defined in Section 3(1) of

ERISA, and (C) each employment, bonus or other incentive compensation, stock option, stock purchase, stock or other equity-related award, restricted stock, phantom stock, deferred compensation, profit-sharing, severance pay, change in control, retention, salary continuation, sick leave, vacation pay, leave of absence, paid time off, loan, educational assistance, legal assistance, and other material fringe benefit plan, program, agreement, arrangement or commitment, whether written or unwritten, which is sponsored, maintained, contributed to or required to be contributed to by Seller on behalf of any Employee or former Employee.

                    “Environmental Law” means any foreign, federal, state or local statute, regulation, ordinance, rule of common law or other legal requirement as now or hereafter in effect in any way relating to the protection of human health and safety, the environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), as each has been or may be amended and the regulations promulgated pursuant thereto.

                    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

                    “Evaluated Business Assets” means all assets of the Business relating to the Evaluated Business, including Branch Offices, Furniture and Equipment, and Intellectual Property.

                    “Evaluated Business” means Seller’s One-Time Close division of the Business.

                    “Excluded Employee” means an Employee that is not a Transferred Employee.

                    “Fannie Mae” means the Federal National Mortgage Association (FNMA), or any successor thereto.

                    “Fed Funds Rate” means, for any date, the weighted average of the rates set forth in the weekly statistical release H.15(519) (or any successor publication) published by the Board of Governors of the Federal Reserve System opposite the caption “Federal Funds (Effective).”

                    “FHA” means Federal Housing Administration or any successor thereto.

                    “FHA Loans” means residential mortgage loans that are insured, or are eligible and intended to be insured, by FHA.

                    “Freddie Mac” means the Federal Home Loan Mortgage Corporation (FHLMC), or any successor thereto.

                    “FT/E Mortgage” means FT/E Mortgage Solutions, LLC, a Delaware limited liability company.

                    “FT Real Estate” means FT Real Estate Information Mortgage Solutions, Inc., a Delaware corporation and indirect subsidiary of Seller.

                    “Furniture and Equipment” means all furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements and all other fixed assets owned or leased by FHHL in the conduct of the Business, including artwork, desks, chairs, tables, Hardware, copiers, telephone lines and numbers, telecopy machines and other telecommunication equipment, cubicles and miscellaneous office furnishings and supplies.

                    “GAAP” means U.S. generally accepted accounting principles, consistently applied.

                    “Ginnie Mae” means Government National Mortgage Association (GNMA), or any successor thereto.

                    “Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, national, supranational, state, provincial, or local, or any similar government, governmental, regulatory or administrative agency, commission, instrumentality or authority thereof (including without limitation the Federal Reserve Board and any Agency), or any court, tribunal, judicial or arbitrator (public or private), or self-regulatory organization.

                    “Hardware” means any and all computer and computer-related hardware, including computers, file servers, facsimile servers, scanners, color printers, laser printers and networks used in the Business.

                    “Hazardous Material” means any substance, material or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” “pollutant,” “contaminant,” “radioactive,” or words of similar meaning or effect, including, without limitation, petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold or other fungi, and urea formaldehyde insulation.

                    “Headquarters” means the principal office location of FHHL located at 4000 Horizon Way, Irving, Texas 75063.

                    “Hedging Instruments” means all interest rate swaps, caps, floors, collars and option agreements or other interest rate risk management arrangements entered into between Seller and a third party in connection with the Business.

                    “Hedging Instruments Fair Market Value” means the fair market value of the Purchased Hedging Instruments, calculated in accordance with Exhibit B.

                    “HUD” means the United States Department of Housing and Urban Development or any successor thereto.

                    “Independent Accountant” means an independent nationally recognized auditing firm selected by the Seller and Purchaser that is not the independent auditing firm for either the Purchaser or the Seller.

                    “Insurer” means a Person who insures or guarantees all or any portion of the risk of Loss on any Mortgage Loan or Pipeline Loan, including any Agency, any private mortgage insurer and any insurer or guarantor under any standard hazard insurance policy, any federal flood insurance policy, earthquake insurance policy, title insurance policy or alternative title product, or any other insurance policy applicable to any Mortgage Loan, Pipeline Loan or related Mortgaged Property, and any successor thereto.

                    “Intellectual Property” means all right, title and interest in or relating to intellectual property and industrial property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including: (i) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof (collectively, “Patents”), (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”), (iii) all Internet domain names, (iv) all copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof (collectively, “Copyrights”), (iv) trade secrets (“Trade Secrets”), (v) all other intellectual property and industrial property rights arising from or relating to Technology, and (vi) all Contracts granting any right relating to or under the foregoing.

                    “Intellectual Property Licenses” means (i) any grant to a third Person of any right relating to or under Seller’s Intellectual Property and (ii) any grant to Seller of any right relating to or under any third Person’s Intellectual Property that is related to or used in connection with the Business.

                    “Intellectual Property Platform” means the Seller’s and FHHL’s computer systems, networks, hardware, Software, databases, Internet web sites and equipment used to process, store, maintain and operate data, information and functions to the extent used primarily in connection with the Business, including systems to operate billing/receivables, payables, inventory, asset tracking and customer service functions, other than the Excluded Assets; provided, that with respect to any versions, updates, corrections, enhancements and modifications to any Software constituting part of the Intellectual Property Platform, only the versions, updates, corrections, enhancements and modifications held by or in the possession of Seller or FHHL shall be deemed to be included in the “Intellectual Property Platform”.

                    “Investor” means any private investor, Agency or any other Person who owns or holds Mortgage Loans or any interest therein, serviced or subserviced by Seller or FHHL pursuant to a Servicing Agreement, as applicable, singly or in the aggregate.

                    “IRS” means the Internal Revenue Service.

                    “Joint Venture Entities” means collectively, TCS, TMS, FT/E Mortgage, and JV Mortgage.

                    “Joint Venture Interest Assignment and Acceptance Agreements” means collectively, the agreements between Purchaser and Seller or Purchaser and an Affiliate of Seller in which the JV Interests will be transferred to Purchaser, a form of which is attached as Exhibit F-4.

                    “JPMorgan” means JPMorgan Chase & Co., or any Affiliate thereof.

                    “JV Interests” means the membership interests in FT/E Mortgage and JV Mortgage owned by Seller and all of the limited partnership interests of TCS and TMS owned by FT Real Estate.

                    “JV Mortgage” means JV Mortgage Solutions, LLC, a Delaware limited liability company.

                    “Law” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law, rule, standard, requirement, administrative ruling, order, ordinance, principle of common law, legal doctrine, code, regulation, statute, treaty or process, including, without limitation, those relating to consumer credit and mortgage lending, selling, servicing, brokering or securitizing (including but not limited to the Real Estate Settlement Procedures Act, the federal Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Home Mortgage Disclosure Act, the Federal Trade Commission Act, the Gramm-Leach-Bliley Act and all applicable state laws related to the foregoing) and laws covering predatory lending, fair housing and unfair and deceptive practices, the Code, state adaptations of the Uniform Commercial Code and the Uniform Consumer Credit Code, any Environmental Law, ERISA and the Securities Laws.

                    “Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private) or claims or any proceedings by or before a Governmental Body, including any civil, criminal, investigative or informal actions, audits, demands, claims, hearings, litigations, disputes, inquiries, investigations or other proceedings of any kind or nature.

                    “Liability” means any debt, Loss, damage, adverse claim, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all reasonable costs and expenses relating thereto.

                    “Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

                    “Loss” or “Losses” means any and all actual losses, damages, deficiencies, claims, costs or expenses, including without limitation, reasonable attorneys' fees and disbursements and out-of-pocket costs and expenses that are reasonable and documented.

                    “Material Adverse Effect” means (i) a material adverse effect on the business, condition (financial or otherwise), assets, or results of operations of the Business, taken as a whole, or (ii) a material impairment of, or delay in, Seller’s ability to effect the transactions contemplated herein or to perform its obligations under this Agreement; provided, that none of the following shall be deemed to constitute or shall be taken into account in determining whether there has been a Material Adverse Effect: (a) any event, circumstance, change or effect arising out of or attributable to changes in the economy or securities, credit, or financial markets, including, prevailing interest rates and market conditions, generally in the United States or that are the result of acts of war or terrorism, except to the extent any of the same materially disproportionately adversely affects the Business as compared to other companies in the industry in which the Business operates, (b) changes in, or in the application of, GAAP, or (c) changes in Applicable Laws except to the extent any of the same materially disproportionately adversely affects FHHL as compared to other companies in the industry in which FHHL operates.

                    “Mortgage Instrument” means any deed of trust, security deed, mortgage, security agreement or any other instrument which constitutes a lien on real estate securing payment by a Mortgagor of a Mortgage Note.

                    “Mortgage Loan” means any loan that is, or upon closing or funding, will be, evidenced by a Mortgage Instrument securing payment by a Mortgagor of a Mortgage Note.

                    “Mortgage Note” means the promissory note executed by a Mortgagor and secured by a Mortgage Instrument evidencing the indebtedness of the Mortgagor under a Mortgage Loan.

                    “Mortgaged Property” means a fee simple property (or such other estate in real property as is commonly accepted as collateral for mortgage loans that are subject to secondary mortgage sales or securitizations) that secures a Mortgage Note and that is subject to a Mortgage Instrument.

                    “Mortgagor” means any obligor under a Mortgage Note or a Mortgage Instrument.

                    “National Sales Support” means a division of the Business that is principally engaged in consumer direct telemarketing to existing and prospective customers.

                    “One Time Close” means a division of the Business that is principally engaged in construction to permanent financing for Mortgagors for the construction or rehabilitation of a residence.

                    “Order” means any order, injunction, judgment, decree, ruling, writ, assessment, agreement, directive, memorandum of understanding, commitment, or arbitration award of or with a Governmental Body.

                    “Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Business through the date hereof consistent with past practice (including consistent with FHHL’s credit and underwriting policies as applicable).

                    “Paid-Off Loan” means a mortgage loan or any other type of loan that, as at any time as of or prior to Closing, has been owned and/or serviced (including, without limitation, master servicing and subservicing) by the Seller or FHHL (including any predecessor in interest) and has been paid off, foreclosed, or otherwise liquidated.

                    “Party or Parties” means Seller and Purchaser.

                    “Permits” means any approvals, authorizations, Consents, licenses, permits or certificates of a Governmental Body.

                    “Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Purchaser; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings or the making of appropriate demands, notices or filings; provided that an appropriate reserve is established therefor against the carrying amount of the related assets; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business that are not material to the business, operations and financial condition of the Business that are not resulting from a breach, default or violation by Seller of any Contract or Applicable Law that (a) are not overdue for a period of more than 60 days and (b) are not in excess of $25,000 in the case of a single property or $250,000 in the aggregate at any time; and (iv) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that (a) do not render title to the property encumbered thereby unmarketable and (b) do not, individually or in the aggregate, materially detract from the value of or materially interfere with the value of or the use of such property for its current and anticipated purposes

                    “Person” means an individual, a corporation, a partnership, a limited liability company, a joint venture, a trust, an unincorporated association or organization, or a government body, agency or instrumentality.

                    “Pipeline Loans” means applications in process for residential mortgage loans to be made by Seller which (x) for purposes of calculating the Purchase Price have been registered and designated as price protected on Seller’s residential mortgage loan origination system and (y) for all other purposes, whether or not registered or designated as price protected on the Seller’s residential mortgage loan origination system and, in either case, which have not closed or funded as of the Closing Date, each of which is identified on the Pipeline Loan Tape; provided, however, that in no event shall the term “Pipeline Loans” include any applications in process for residential mortgage loans received in the One Time Close division of the Business.

                    “Pipeline Loan Documents” means the documents relating to Pipeline Loans required by Applicable Pipeline Requirements to originate the Pipeline Loans, whether on hard copy, microfiche or its equivalent or in electronic format and, to the extent required by Applicable Pipeline Requirements, credit and closing packages and disclosures.

                    “Pipeline Loan Tape” means, with respect to the Pipeline Loans, an electronic data file to be dated as of the day immediately prior to the Closing Date and furnished by Seller to Purchaser on such day in connection with the transactions contemplated by this Agreement.

                    “Post-Closing Period” means any taxable period (or portion thereof) beginning after the Closing Date.

                    “Prepaid Assets” means all security deposits (including security for rent, electricity, telephone or otherwise) and prepaid charges and expenses, including any prepaid rent, prepaid insurance premiums, prepaid utility expenses and interest reflected on Seller’s books and records with respect to the Business.

                    “Previously Disposed of Loans” means mortgage loans or any other type of loans or loan servicing rights that, at any time as of or prior to Closing, the Seller or any predecessor in interest of the Seller owned and subsequently sold, transferred, conveyed or assigned and for which the Seller retains a contingent liability to third parties for failure to originate, service, sell, securitize, or otherwise handle such loans or servicing rights in accordance with the then current applicable Investor or Insurer requirements or Applicable Laws, including, without limitation, the obligation to repurchase or indemnify the purchaser pursuant to the applicable loan or servicing purchase agreement.

                    “Real Property Lease” means a lease for real property in which Seller or its Affiliate is a lessee for a Branch Office where the leased real property is used entirely as a Branch Office and a sublease for a portion of real property in which Seller or its Affiliate is a lessee for a Branch Office where the subleased portion of the real property is used entirely as a Branch Office.

                    “Recourse” has the meaning assigned to such term in the Servicing Rights Purchase and Sale Agreement inclusive of any definitions incorporated in such term in the Servicing Rights Purchase and Sale Agreement.

                    “REO” means a Mortgaged Property acquired by FHHL through foreclosure, acceptance of a deed in lieu of foreclosure or otherwise in connection with the default or imminent default of a Mortgage Loan.

                    “Representatives” means each of the parties and their attorneys, accountants, officers and other authorized representatives.

                    “Securities Laws” means the Securities Act of 1933, as amended; the Securities Exchange Act of 1934, as amended; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; the rules and regulations of the Securities and Exchange Commission promulgated thereunder, including without limitation Regulation AB, and state securities or “blue sky” laws.

                    “Servicer” has the meaning assigned to such term in the Servicing Rights Purchase and Sale Agreement inclusive of any definitions incorporated in such term in the Servicing Rights Purchase and Sale Agreement.

                    “Servicing Advance” has the meaning assigned to such term in the Servicing Rights Purchase and Sale Agreement inclusive of any definitions incorporated in such term in the Servicing Rights Purchase and Sale Agreement.

                    “Servicing” has the meaning assigned to such term in the Servicing Rights Purchase and Sale Agreement inclusive of any definitions incorporated in such term in the Servicing Rights Purchase and Sale Agreement.

                    “Servicing Agreement” has the meaning assigned to such term in the Servicing Rights Purchase and Sale Agreement inclusive of any definitions incorporated in such term in the Servicing Rights Purchase and Sale Agreement.

                    “Servicing Rights” has the meaning assigned to such term in the Servicing Rights Purchase and Sale Agreement inclusive of any definitions incorporated in such term in the Servicing Rights Purchase and Sale Agreement.

                    “Servicing Rights Purchase and Sale Agreement” means the agreement between Purchaser and Seller describing the terms and conditions upon which certain identified Servicing Rights owned by Seller shall be sold to Purchaser, a form of which is attached hereto as Exhibit C.

                    “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

                    “State Agency” means any state agency or regulatory authority with authority to regulate the activities of FHHL relating to the origination or servicing of Mortgage Loans or Pipeline Loans, determine the investment or servicing requirements with regard to mortgage loan origination, purchasing, servicing, master servicing or certificate administration performed by FHHL, or otherwise participate in or promote mortgage lending.

                    “Subserviced Loan” means each Mortgage Loan which Purchaser shall subservice subject to the Subservicing Agreement.

                    “Subservicing Agreement” means the agreement between Purchaser and Seller describing the terms and conditions in which Purchaser shall subservice Subserviced Loans, a form of which is attached as Exhibit D.

                    “Subsidiary” means Federal Flood Certification Corporation.

                    “Subsidiary Assignment and Acceptance Agreement” means the agreement between Purchaser and Seller in which the Subsidiary Stock will be transferred to Purchaser, a form of which is attached as Exhibit F-5.

                    “Subsidiary Stock” means all of the outstanding equity interests of Subsidiary.

                    “Tax” or “Taxes” means (i) any and all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever imposed or administered by any Taxing Authority, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any Liability in respect of any items described in clauses (i) and/or (ii) payable by reason of contract, assumption, transferee Liability, operation of law, Treasury Regulation Section 1.1502 -6(a) (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise.

                    “Taxing Authority” means the U.S. Internal Revenue Service and any other Governmental Body responsible for the administration of any Tax.

                    “Tax Contest” means a notice of deficiency, proposed adjustment, assessment, inquiry, audit, examination, or any administrative or judicial proceeding involving any matter relating to Taxes or Tax Returns.

                    “Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof) including, but not limited to, any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes Seller, any of the Subsidiaries, or any of their Affiliates.

                    “TCS” means Total Credit Services, L.P., a Delaware limited partnership.

                    “Technology” means, collectively, all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with the foregoing.

                    “Third Party Claim” means any Legal Proceeding by a third party.

                    “TMS” means Total Mortgage Solutions, L.P. , a Delaware limited partnership.

                    “Transition Services Agreement” means an agreement pursuant to which Seller will provide, or cause its Affiliates to provide, certain transition services to Purchaser following the Closing Date and Purchaser will provide, or cause its Affiliates to provide, certain transition services to Seller following the Closing Date, in form and substance which is mutually agreed to by Seller and Purchaser.

                    “VA” means the United States Department of Veterans Affairs and any successor thereto.

                    “WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

          1.2     Terms Defined Elsewhere in this Agreement.

          For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section

Acquisition Proposal	7.2(b)(xvii)
Agreement	Recitals
Antitrust Laws	7.4(b)
Assumed Liabilities	2.3
Balance Sheet Data	5.4(a)
Balance Sheet Date	5.4(a)
Business	Recitals
Cap	10.4(f)
Closing	4.1
Closing Date	4.1
Closing Payment	3.3
Competing Business	7.10(b)
Copyrights	1.1 (in Intellectual Property definition)
Correspondent	7.10(a)(iii)
Deductible	10.4(a)
Diligence Materials	5.25
Disclosure Memorandum	12.9
Dispute Notice	3.5(d)
Employee Release	8.2
ERISA Affiliate	5.13(a)
Estimated Closing Balance Sheet	3.2
Estimated Purchase Price	3.2
Excluded Assets	2.2
Excluded Branch Offices	2.2(c)
Licensed Excluded IP/IT	7.9(f)
Excluded Liabilities	2.4
FHHL	Recitals
FIRPTA Certificate	9.1(i)
Fixed Assets Inventory	7.15
Final Calculation Statement	3.5(c)
Final Purchase Price	3.5(e)

Term	Section

Knowledge of Purchaser	12.8(b)
Knowledge of Seller	12.8(a)
Licensed Marks	7.9(b)
Licensed Uses	7.9(b)
Marks	1.1 (in Intellectual Property definition)
Monthly Unaudited Company	7.14
Financial Sheet
Mortgage Production Office	7.10(a)(v)
Nonassignable Assets	2.5(c)
Other Data	5.4(a)
Patents	1.1 (in Intellectual Property definition)
Paying Party	11.1
Property Taxes	11.2
Prospective Transferred Employee	8.1(a)
Purchased Assets	2.1
Purchased Branch Offices	2.1(h)
Purchased Contracts	2.1(i)
Purchased Fixed Assets	2.1(b)
Purchased Hedging Instruments	2.1(g)
Purchased Intellectual Property	2.1(d)
Purchased Prepaid Assets	2.1(c)
Purchase Price	3.1
Purchase Price Adjustment	3.4
Purchaser	Recitals
Purchaser Benefit Plans	8.1(e)
Purchaser Documents	6.2
Purchaser Warehouse Line of Credit`	7.19
Related Party	5.12(d)
Reporting Party	11.1
Residential Mortgage Loans	7.10(b)
Resolution Period	3.5(d)
Retail	7.10(a)(iv)
Seller	Recitals
Seller Documents	5.2
Seller Patents	7.9(g)
Seller Retained Trade Names	7.9
Straddle Tax Period	11.5
Survival Period	10.1
Third Party Claim	10.3(b)
Trade Secrets	1.1 (in Intellectual Property definition)
Transfer Taxes	11.1
Transferred Employees	8.1(a)
Transferred Mortgage Loans	7.10(d)
Wholesale	7.10(a)(ii)

          1.3     Other Definitional and Interpretive Matters

          (a)      Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

                    Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

                    Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

                    Exhibits/Schedules. The Exhibits and Disclosure Memorandum to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. Any capitalized terms used in the Disclosure Memorandum or any Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

                    Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

                    Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

                    Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

                    Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific items immediately following it.

          (b)      The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

          2.1     Purchase and Sale of Assets.

          On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall (or shall cause its designated Affiliate or Affiliates to) purchase, acquire and accept from Seller and its Affiliates, and Seller shall (and shall cause its Affiliates to) sell, transfer, assign, convey and deliver to Purchaser (or its designated Affiliate or Affiliates) all of Seller’s and its Affiliates’ right, title and interest of whatever kind and nature, real or personal, whether owned, leased, or licensed, or in which Seller or FHHL otherwise have an interest (but only to the extent of such interest) in, to and under the Purchased Assets, free and clear of all Liens except, in the case of tangible property, for Permitted Exceptions. “Purchased Assets” shall mean each of the following assets:

          (a)      Pipeline Loans and all prepaid fees and deposits related to Pipeline Loans;

          (b)      all Furniture and Equipment used in the Purchased Branch Offices and the Headquarters, other than the Furniture and Equipment that is specifically listed as an Excluded Asset (the “Purchased Fixed Assets”);

          (c)      all Prepaid Assets relating to the Purchased Branch Offices and the Headquarters (the “Purchased Prepaid Assets”);

          (d)      Intellectual Property identified on Schedule 2.1(d) of this Agreement (the “Purchased Intellectual Property”);

          (e)      the Intellectual Property Platform;

          (f)      subject to Section 2.5, certain specific rights set forth in the Assignment and Assumption Agreement for Acquisition Contracts, a form of which is attached hereto as Exhibit F-3.

          (g)      all Hedging Instruments that are related to the other Purchased Assets (the “Purchased Hedging Instruments”);

          (h)      subject to Section 2.5, all rights of Seller under each Real Property Lease for the Branch Offices listed on Schedule 2.1(h), together with all improvements, fixtures and other appurtenances thereto and rights in respect thereof (the “Purchased Branch Offices”);

          (i)      subject to Section 2.5, all of Seller’s right and interest to the Contracts identified on Schedule 2.1(i), including all claims or causes of action with respect to such Contracts (the “Purchased Contracts”);

          (j)      all Documents that are used in or related to the Purchased Assets,

          (k)      all files, books of account, general, and financial records that are related to or used primarily in connection with the Purchased Assets or the Business, including, if permissible under Applicable Servicing Requirements, all customer information and data relating to Paid Off Loans and Previously Disposed Loans, subject to any restrictions on the use of such information by any Person, other than the documents set forth in Section 2.2(r);

          (l)       Subject to Section 8.2, all personnel files for Transferred Employees;

          (m)     To the extent assignable to Purchaser, all rights of Seller and its Affiliates under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors for the benefit of Seller or any Affiliate with respect to any Purchased Assets or Assumed Liabilities;

          (n)      any assignable Permit related to the Purchased Assets;

          (o)      all third party property and casualty insurance proceeds, and all rights to third party property and casualty insurance proceeds, in each case to the extent received or receivable after the Closing Date in respect of the Purchased Assets;

          (p)      all Acquired Accounts Receivable;

          (q)      subject to Section 2.5(c), the JV Interests;

          (r)      the Subsidiary Stock; and

          (s)      all other assets primarily used in the Business other than the Excluded Assets.

          2.2     Excluded Assets.

          Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Seller or an Affiliate shall retain all right, title and interest to, in and under the Excluded Assets. “Excluded Assets” shall mean all of Seller’s assets that are not specifically included within the definition of Purchased Asset, including without limitation, each of the following assets:

          (a)      all assets that are not primarily used in the Business;

          (b)      all assets related to the portion of the loan origination Business wholly conducted within the State of Tennessee, in any Bank Branch, and in the Branch Offices listed on Schedule 2.2(b);

          (c)      all assets relating to offices that are not Purchased Branch Offices (the “Excluded Branch Offices”), including Furniture and Equipment, Prepaid Assets, and Real Estate Leases with respect to Excluded Branch Offices;

          (d)      all Furniture and Equipment listed on Schedule 2.2(d);

          (e)      all Intellectual Property that is not Purchased Intellectual Property or the Intellectual Property Platform, including the Intellectual Property listed on Schedule 2.2(e) that are specifically noted as Excluded Assets;

          (f)      any and all Contracts that are not Purchased Contracts, including Contracts pursuant to which Seller previously sold or currently sells Mortgage Loans to Investors, including any amounts due from such Investors pursuant to such Contracts;

          (g)      the Headquarters;

          (h)      all Hedging Instruments that are not Purchased Hedging Instruments;

          (i)      Mortgage Loans held for sale, held to maturity, held in securitization trusts or held for investment;

          (j)      Mortgage Loans repurchased by Seller from any Investor;

          (k)      REO;

          (l)       cash, cash equivalents and restricted cash held in accounts owned by Seller or FHHL;

          (m)     investment securities available for sale (other than as specifically identified as Purchased Assets);

          (n)      any amount relating to Taxes as of, or for any period, or any portion thereof, preceding, the Closing Date (for the avoidance of doubt, such amounts shall include, without limitation, any deferred tax assets as of, or for any period, or any portion thereof, preceding, the Closing Date), of Seller;

          (o)      except as otherwise provided in Article XI, tax assets, claims for Tax refunds, Tax Returns and Tax workpapers;

          (p)      all Permits used by FHHL in the operation of the Business other than those pursuant to Section 2.1(n);

          (q)      all rights in connection with, and assets of, any Employee Benefit Plan, except to the extent otherwise provided in Article VIII hereof;

          (r)      subject to Section 11.3 hereof, all minute books, organizational documents, stock registers and such other books and records of Seller or any Affiliate as pertain to ownership, organization or existence of Seller and each Affiliate and duplicate copies of such records as are necessary to enable Seller and its Affiliates to prepare or file Tax Returns; and

          (s)      all assets relating to National Sales Support; and

          (t)      subject to Purchaser’s exercise of its rights pursuant to Section 7.17, the Evaluated Business Assets.

          2.3     Assumption of Liabilities.

          On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall (or shall cause its designated Affiliate or Affiliates to) assume, effective as of the Closing, the following liabilities of Seller and its Affiliates (collectively, the “Assumed Liabilities”):

          (a)      all obligations of Seller under the Pipeline Loans that arise out of or relate to the period after the Closing; provided that, except as otherwise provided in this Agreement, the Purchaser shall not assume (A) any Liability arising under any Pipeline Loan that is not assigned to the Purchaser at the Closing due to the failure to receive any Permit or Consent, except as provided in Section 2.5(c) or (B) any Liability relating to the conduct of the Business, or arising out of a breach of or non-performance under any Pipeline Loan, prior to the Closing;

          (b)      all Liabilities of Seller and its Affiliates under each Real Property Lease for the Purchased Branch Offices that arise out of or relate to the period after the Closing; provided that, except as otherwise provided in this Agreement, the Purchaser shall not assume (A) any Liability arising under any Real Property Lease that is not assigned to the Purchaser at the Closing due to the failure to receive any third party Permit or otherwise except as provided in Section 2.5(c) or (B) any Liability relating to the conduct of the Business, or arising out of a breach of or non-performance under any Real Property Lease, prior to the Closing;

          (c)      all Liabilities of Seller and its Affiliates under the Purchased Contracts that arise out of or relate to the period after the Closing; provided that (A) the Purchaser shall not assume any Liability arising under any Purchased Contract that is not assigned to the Purchaser at the Closing due to the failure to receive any third party Permit or otherwise except as provided in Section 2.5(c) and (B) the Purchaser shall not assume any Liability relating to the conduct of the Business, or arising out of a breach of or non-performance under a Purchased Contract, prior to the Closing;

          (d)      certain Liabilities of Seller under the Acquisition Contracts that arise out of or relate to the period after the Closing, as set forth in the Assignment and Assumption Agreement for Purchased Contracts;

          (e)      all Liabilities of Seller under the Purchased Hedging Instruments that arise out of or relate to the period after the Closing; provided that (A) the Purchaser shall not assume any Liability arising under any Purchased Hedging Instrument that is not assigned to the Purchaser at the Closing due to the failure to receive any third party Permit or otherwise except as provided in Section 2.5(c) and (B) the Purchaser shall not assume any Liability relating to the conduct of the Business, or arising out of a breach of or non-performance under a Purchased Hedging Instrument, prior to the Closing;

          (f)      all Liabilities that relate directly to the Purchased Assets and that arise out of or relate to the conduct of the Business by Purchaser after the Closing; and

          (g)      all Liabilities set forth on Schedule 2.3(g).

          2.4     Excluded Liabilities.

          Purchaser will not assume or be liable for any Excluded Liabilities. “Excluded Liabilities” shall mean all Liabilities of Seller and its Affiliates arising out of or relating to the Business or the Purchased Assets prior to the Closing and all other Liabilities of Seller and its Affiliates other than the Assumed Liabilities, including the following Liabilities:

          (a)      all Liabilities in respect of any and all products (including Mortgage Loans) sold and/or services performed, actions, or omissions by Seller or its Affiliates prior to the Closing or any occurrence which occurred prior to the Closing Date;

          (b)      all Liabilities in connection with Paid-Off Loans and Previously Disposed Loans, except for any Liabilities that the Investor obligates the Purchaser to assume in order to acquire the related Servicing Rights but subject to Seller’s indemnification of Purchaser for such Liabilities in the Servicing Rights Purchase and Sale Agreement.

          (c)      all Liabilities arising out of, relating to or with respect to: (i) the employment or performance of services, or termination of employment or services by Seller or any of its Affiliates, of any individual employed by or engaged to provide services for or on behalf of Seller or any of its Affiliates prior to the Closing Date, including but not limited to any claims that relate to the period prior to the Closing Date, irrespective of whether such claims are made prior to or after the Closing Date; (ii) any compensation plan, program or contract of Seller; (iii) workers’ compensation claims against Seller or any of its Affiliates that relate to the period prior to the Closing, irrespective of whether such claims are made prior to or after the Closing or (iv) any Employee Benefit Plan;

          (d)      all Liabilities arising out of, under or in connection with the Excluded Real Property Leases and Excluded Contracts and, with respect to Purchased Contracts, Liabilities in respect of a breach by or default of Seller or any Affiliate accruing under such Purchased Contracts with respect to any period prior to Closing;

          (e)      all Liabilities arising out of, under or in connection with the Acquisition Contracts, except for those Liabilities being specifically assumed pursuant to the Assignment and Assumption Agreement for Acquisition Contracts;

          (f)      all Liabilities arising out of, under or in connection with any indebtedness of Seller or any of its Affiliates for borrowed money or any other indebtedness;

          (g)      all Liabilities for (i) Taxes of Seller and its Affiliates, (ii) Taxes that relate to the Purchased Assets or the Assumed Liabilities for taxable periods (or portions thereof) as of, or for any period, or any portion thereof, preceding, the Closing Date (for the avoidance of doubt, such amounts shall include, without limitation, any deferred tax liabilities as of, or for any period, or any portion thereof, preceding the Closing Date), including any Liabilities of Seller or any of its Affiliates for Taxes relating to consummation of the transactions contemplated by this Agreement, except as set forth in Sections 11.1 or 11.2, and (iii) payments under any Tax allocation, sharing, Tax reimbursement, or similar agreement (whether oral or written) which relate, in whole or in part, to any transaction or arrangement of Seller or its Affiliate in existence prior to the

Closing Date. Seller shall remain liable for any Tax Liability enumerated in (i), (ii), and (iii) above without regard to whether Seller breached any of its representation or warranty herein or provided or made available to Purchaser any Tax-related disclosure pursuant to any provision of this Agreement or otherwise;

          (h)      all Liabilities in respect of any pending or threatened Legal Proceeding, or any claim arising out of, relating to or otherwise in respect of (i) the operation of the Business to the extent such Legal Proceeding or claim relates to such operation prior to the Closing, including any claim for preferential payment by a bankruptcy trustee in respect of payment received by Seller or its Affiliates prior to the Closing; (ii) any violation of any Applicable Law, rule, or regulation by Seller or FHHL; or (iii) any Excluded Asset;

          (i)       all Liabilities relating to any material dispute with any customer of the Business existing as of the Closing or based upon, relating to or arising out of events, actions, or failures to act prior to the Closing;

          (j)       any amounts due to Investors in the Mortgage Loans, including servicing premium rebates, purchase price premium rebates, repurchase amounts and indemnification payments;

          (k)      any amounts payable for securities purchased;

          (l)       all environmental Liabilities arising prior to the Closing Date with respect to the Purchased Assets;

          (m)     all Liabilities arising out of, under or in connection with National Sales Support and, with respect to National Sales Support, Liabilities in respect of a breach by or default of Seller or any Affiliate accruing under such Purchased Contracts with respect to any period prior to Closing;

          (n)      all fees, commissions and expenses payable to Milestone Advisors LLC and UBS Investment Bank;

          (o)      any amounts due to any Affiliate of Seller by Seller or an Affiliate of Seller; and

          (p)      all Liabilities arising out of, under or in connection with any Employees in Excluded Branch Offices, except for any Liabilities that arise out of or relate to the period after the Closing pertaining to Employees in Excluded Branch Offices who are Transferred Employees.

          2.5     Further Conveyances and Assumptions; Consent of Third Parties.

          (a)      From time to time following the Closing, subject to Section 8.2 of this Agreement, and except as prohibited by Applicable Law, Seller shall, or shall cause its Affiliates to, make available to Purchaser such data in personnel records of Transferred

Employees as is reasonably necessary for Purchaser to transition such employees into Purchaser’s records.

          (b)      From time to time following the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to assure fully to Purchaser and its respective successors or assigns, all of the properties, assets, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement and the Seller Documents and to assure fully to Seller and its Affiliates and their successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement, and to otherwise make effective the transactions contemplated hereby and thereby.

          (c)      Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Purchased Asset, including any Contract, Permit, Seller’s ownership interest in the Joint Venture Entities, any certificate, approval, authorization or other right, which by its terms or by Applicable Law is nonassignable without the Consent of a third party or a Governmental Body of competent jurisdiction or is cancelable by a third party in the event of an assignment or purported assignment (“Nonassignable Assets”) unless and until such Consent shall have been obtained. Seller shall, and shall cause its Affiliates to, use its commercially reasonable efforts to, with the cooperation of Purchaser, obtain at the earliest practical date all Consents and approvals required to consummate the transactions contemplated by this Agreement. Other than with respect to fees relating to filings made under the Antitrust Laws which shall be paid by parties in accordance with Section 7.4(d), Purchaser shall not be required to pay any consideration in connection with obtaining or attempting to obtain any Consent. Other than with respect to fees relating to filings made under the Antitrust Laws which shall be paid by parties in accordance with Section 7.4(d) or as set forth on Schedule 3.4(A), Seller shall be responsible for payment and is required to pay any consideration in connection with obtaining or attempting to obtain any Consent required pursuant to this Agreement. To the extent permitted by Applicable Law, in the event Consents to the assignment thereof cannot be obtained, such Nonassignable Assets shall be held, as of and from the Closing Date, by Seller or the applicable Affiliate of Seller in trust for Purchaser and the covenants and obligations thereunder shall be performed by Purchaser in Seller’s or such Affiliate’s name and all benefits and obligations existing thereunder shall be for Purchaser’s account. Seller shall take or cause to be taken at Seller’s expense such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and Seller or the applicable Affiliate of Seller shall promptly pay over to Purchaser all money or other consideration received by it after the Closing Date in respect of all Nonassignable Assets. As of and from the Closing Date, Seller on behalf of itself and its Affiliates authorizes Purchaser, to the extent permitted by Applicable Law and the terms of the Nonassignable Assets, at Purchaser’s expense, to perform all the obligations and receive all the benefits of Seller or its Affiliates under the Nonassignable Assets and appoints Purchaser its attorney-in-fact to act in its name on its behalf or in the name of the applicable Affiliate of Seller and on such Affiliate’s behalf with respect thereto. Seller shall assign and Purchaser shall assume each Nonassignable Asset promptly upon Seller procuring the requisite Consent, and upon such assignment and assumption, such Nonassignable Asset shall be deemed a Purchased Asset and the obligations arising from such Nonassignable Asset from and after the date of assignment shall be deemed an Assumed Liability.

          (d)      The parties acknowledge that the list of Purchased Assets set forth in Section 2.1 and Assumed Liabilities in Section 2.3 is intended to include all assets and liabilities associated with the portion of the Business being purchased by Purchaser, except as specifically excluded in Sections 2.2 and 2.4. Five Business Days prior to the Closing Date, Seller shall deliver to Purchaser amendments to Schedules 2.1(d)(List of Purchased Intellectual Property), 2.1(h)(List of Purchased Branch Offices), and 2.1(i)(List of Purchased Contracts) to reflect the changes in such lists arising out of the Ordinary Course of Business from the date of this Agreement to the Closing Date in compliance with Section 7.2 of this Agreement, and the completion of Seller’s review of all Purchased Contracts to determine whether Consent is required for assignment. The amended schedules delivered to Purchaser, subject to Purchaser’s review and consent, which consent will not be unreasonably withheld, will thereby be incorporated into this Agreement and substituted in lieu of such schedules delivered as of the date of this Agreement.

          2.6     Purchase Price Allocation.

          Purchaser shall prepare one or more schedules allocating the Purchase Price (including, for these purposes, the purchase price paid for the acquired Servicing Rights) no later than sixty (60) days following the Closing. Seller shall have thirty (30) days to review such schedules and provide its comments to Purchaser. Seller and Purchaser shall cooperate and use their reasonable best efforts to agree upon a final allocation statement within ninety (90) days of the Closing. If Seller and Purchaser are unable to agree upon the allocation of such Purchase Price, the Purchase Price shall be allocated pursuant to arbitration pursuant to the Rules of the American Arbitration Association. The arbitration tribunal shall consist of three arbitrators knowledgeable in matters of federal taxation. One arbitrator shall be chosen by each of the parties who shall together choose a third arbitrator. The arbitration shall be conducted in the Dallas, Texas metropolitan area. The arbitration award shall be final and binding upon the parties and subject to no appeal, and shall deal with the question of costs of arbitration (including attorneys’ fees) and all matters related thereto. Judgment upon the arbitration award may be entered into any court having jurisdiction, or applications may be made to such court for an order for enforcement. Seller and Purchaser agree to prepare and file an IRS Form 8594 in a timely fashion in accordance with the rules under Section 1060 (and, where applicable, Section 338(a)(10)) of the Code. To the extent that such Purchase Price is adjusted after the Closing Date, the parties agree to revise and amend the schedule and IRS Form 8594 in the same manner and according to the same procedure. The determination and allocation of the Purchase Price derived pursuant to this Section 2.6 shall be binding on Seller and Purchaser for all Tax reporting purposes.

          2.7     Proration of Certain Expenses.

          Subject to Section 11.2 with respect to Taxes, all expenses and other payments in respect of all rents and other payments due under the Purchased Assets shall be prorated between Seller and its Affiliates, on the one hand, and Purchaser, on the other hand, as of the Closing Date. Seller shall be responsible for all rents (including any percentage rent, additional rent and operating expense reimbursements and escalations), charges and other payments of any kind accruing during any period under the Purchased Assets up to and including the Closing Date. Purchaser shall be responsible for all such rents, charges and other payments accruing during any period under the Purchased Assets after the Closing Date. Purchaser shall pay the full amount of any invoices received by it after the Closing and shall submit a request for reimbursement to Seller for Seller’s pro rata share of such expenses, along with any supporting documentation that Seller may reasonably request, and Seller shall pay the full amount of any invoices received by it and Purchaser shall reimburse Seller for Purchaser’s share of such expenses.

ARTICLE III

CONSIDERATION

          3.1     Purchase Price.

          The purchase price (the “Purchase Price”) shall be an amount equal to the sum of the following components:

          (a)      the Book Value of the following Purchased Assets as of the Closing Date:

          (i)      the Pipeline Loans, and all prepaid fees and deposits relating to the Pipeline Loans (an example of which Book Value calculation of the Pipeline Loans is set forth in Schedule 3.1(a)(i));

(ii)	the Purchased Fixed Assets;

(iii)	the Purchased Prepaid Assets;

(iv)	the Purchased Intellectual Property;

(v)	the Intellectual Property Platform;

(vi)	the Acquired Accounts Receivable;

(vii)	the JV Interests; and

(viii)	the Subsidiary Stock; PLUS

          (b)      the Hedging Instruments Fair Market Value; PLUS

          (c)      any amounts payable pursuant to the Non-Negotiable Promissory Note attached as Exhibit F-6; LESS

          (d)      the Book Value of the Assumed Liabilities as of the Closing Date; LESS

          (e)      the Purchase Price Adjustment, calculated in accordance with Section 3.4.

          An example of the calculation of the Purchase Price is attached hereto as Exhibit A.

          3.2     Estimated Purchase Price.

          Seller shall furnish to Purchaser, at least five Business Days prior to the Closing, a balance sheet of the Business as of the date which is the last day of the month prior to the day before the Closing Date (the “Estimated Closing Balance Sheet”) and a statement detailing the estimated calculation of the Purchase Price (“Estimated Purchase Price”). The Estimated Closing Balance Sheet shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except that the Estimated Closing Balance Sheet does not contain footnotes). The Estimated Purchase Price shall equal the following:

         (a)      the Book Value of the following Purchased Assets reflected on the Estimated Closing Balance Sheet:

          (i)      the Pipeline Loans and all prepaid fees and deposits relating to the Pipeline Loans;

(ii)	the Purchased Fixed Assets;

(iii)	the Purchased Prepaid Assets

(iv)	the Purchased Intellectual Property;

(v)	the Intellectual Property Platform;

(vi)	the Acquired Accounts Receivable;

(vii)	the JV Interests; and

(viii)	the Subsidiary Stock; PLUS

          (b)      the Hedging Instruments Fair Market Value; PLUS

          (c)      any amounts payable pursuant to the Non-Negotiable Promissory Note attached as Exhibit F-6; LESS

          (d)      the Book Value of the Assumed Liabilities reflected on the Estimated Closing Balance Sheet; LESS

          (e)      the Purchase Price Adjustment, calculated in accordance with Section 3.4.

          The Purchase Price shall be finally determined following the Closing in accordance with Section 3.5.

          3.3     Closing Payment.

          Purchaser agrees to pay to Seller (the “Closing Payment”) the Estimated Purchase Price (excluding any amounts payable following Closing pursuant to the terms of the Non-Negotiable Promissory Note attached as Exhibit F-6, which shall be paid in accordance with such terms) at the Closing by wire transfer of immediately available funds to an account of Seller. Such account shall be designated by Seller to Purchaser at least five Business Days prior to the Closing.

          3.4     Purchase Price Adjustment.

          Purchaser and Seller agree that the Purchase Price shall be adjusted (the “Purchase Price Adjustment”) by an amount equal to (i) ten million dollars ($10,000,000), LESS (ii) costs incurred by Seller prior to the Closing Date as set forth on Schedule 3.4(A), which may be amended by Purchaser and Seller in writing prior to the Closing Date, (but specifically excluding those costs set forth on Schedule 3.4(B), which will not be deducted from (i)), LESS (iii) if the Closing Date occurs after July 31, 2008, an amount equal to (a) one million dollars ($1,000,000) multiplied by (b) the number of full calendar months plus the fractional portion of any calendar month occurring after July 31, 2008 and prior to the date on which the Closing Date occurs. For the avoidance of doubt, nothing in this Section 3.4 shall affect in any manner the parties’ rights and obligations set forth in Article IV with respect to the Closing Date and termination of this Agreement. The amount calculated in accordance with clause (iii) of the first sentence of this Section 3.4 shall be zero if the primary reason for the Closing Date occurring after July 31, 2008 is (1) Seller’s breach of this Agreement, (2) pursuant to Purchaser’s exercise of the Purchaser Extension in Section 4.3 and the Closing occurring on or before August 31, 2008, or (3) Purchaser’s inability to satisfy the condition specified in Section 9.1(g) hereof; provided, that Purchaser makes any required filings to initiate the process of applying for such Permits within three (3) Business Days after the date of this Agreement and uses its commercially reasonable efforts to obtain such Permits. Notwithstanding any other provision of this Agreement, in no event shall the amount calculated in accordance with such clause (iii) exceed five million dollars ($5,000,000). If the Purchase Price Adjustment is a positive number, then the Purchase Price Adjustment will reduce the Purchase Price pursuant to the calculation in Sections 3.1 and 3.2. If the Purchase Price Adjustment is a negative number, then the absolute value of the Purchase Price Adjustment will increase the Purchase Price pursuant to the calculation in Sections 3.1 and 3.2.

          3.5     Final Purchase Price Calculation.

          Upon the earlier to occur of (i) the Parties’ agreement (or deemed agreement pursuant to Section 3.5(d)) with respect to the calculation of the Purchase Price and (ii) the delivery of any report of the Independent Accountant as provided in Section 3.5(e) with respect to the Purchase Price, as applicable:

          (a)      if the Estimated Purchase Price is greater than the Final Purchase Price, Seller shall pay to Purchaser, within five Business Days after the earlier to occur of the events described in clauses (i) and (ii) of the first sentence of this Section 3.5, the amount of the difference between the Estimated Purchase Price and Final Purchase Price, plus simple interest on the amount of such difference from the Closing Date to the date of payment at an interest rate equal to the Fed Funds Rate per annum by wire transfer of immediately available funds to such account or accounts of Purchaser as Purchaser specifies in writing to Seller in the manner specified herein for the delivery of notices; and

          (b)      if the Final Purchase Price is greater than the Estimated Purchase Price, then Purchaser shall pay to Seller, within five Business Days after the earlier to occur of the events described in clauses (i) and (ii) of the first sentence of this Section 3.5, the amount of the difference between the Final Purchase Price and the Estimated Purchase Price (excluding any amounts payable thereafter pursuant to the terms of the Non-Negotiable Promissory Note attached as Exhibit F-6, which shall be paid in accordance with such terms), plus simple interest on the amount of such difference from the Closing Date to the date of payment at an interest rate equal to the Fed Funds Rate per annum by wire transfer of immediately available funds to such account or accounts of Seller as Seller specifies in writing to the Purchaser in the manner specified herein for the delivery of notices.

          (c)      As soon as practicable after the Closing, but in no event later than 75 days after the Closing Date, Seller will prepare (or cause to be prepared) and deliver to Purchaser a calculation of the Purchase Price as of the Closing Date, calculated in accordance with the methodology used to calculate the Estimated Closing Balance Sheet set forth in Section 3.1 hereof (the “Final Calculation Statement”).

          (d)      Purchaser shall have 30 days from receipt of the Final Calculation Statement, to give Seller written notice of its objection to any item or calculation contained in the Final Calculation Statement specifying in reasonable detail all disputed items and the basis therefor (a “Dispute Notice”). If Purchaser concurs with the Final Calculation Statement or otherwise does not give Seller a Dispute Notice within such 30-day period, such Final Calculation Statement shall be deemed final and conclusive with respect to the determination of the Purchase Price, and shall be binding on the Parties for all purposes under this Agreement. If, however, Seller delivers to Purchaser a Dispute Notice objecting to any items or calculations contained in the Final Calculation Statement within the applicable 30-day period, the Parties shall meet within 30 days following the date of the Dispute Notice (in each case, the “Resolution Period”) and shall attempt in good faith to resolve such objections and any written resolution by them as to any disputed amount shall be deemed final and conclusive with respect to the determination of the Purchase Price, and shall be binding on the Parties for all purposes under this Agreement. Any amounts that were not timely disputed pursuant to a Dispute Notice (or if so disputed, subsequently resolved) may not be disputed. In all events the Final Calculation Statement shall be final and binding, except to the extent of those amounts timely identified in a Dispute Notice as disputed items in accordance with this paragraph.

          (e)      If the parties are unable to resolve Purchaser’s objections within the Resolution Period, then all amounts and issues remaining in dispute and Seller’s responses thereto will be submitted by Purchaser and Seller for review by the Independent Accountant. All Parties agree to execute, if requested by the Independent Accountant, a reasonable engagement letter with respect to the determination to be made by the Independent Accountant. The Independent Accountant will determine only those issues still in dispute at the end of the applicable Resolution Period and the Independent Accountant’s determination will be based upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Accountant will be based solely on presentations with respect to such disputed items by Purchaser and Seller to the Independent Accountant and not on the Independent Accountant’s independent review. Each of Purchaser and Seller will use its commercially reasonable efforts to make its presentation as promptly as practicable following submission to the Independent Accountant of the disputed items, and each such Party will be entitled, as part of its presentation, to respond to the presentation of the other Party and any questions and requests of the Independent Accountant. Discovery shall be limited to documents designated by the Independent Accountant as necessary for it to assess the proper calculation of the Purchase Price, consistent with this Agreement. The Independent Accountant’s determination will be made within 30 days after its engagement (which engagement will be made no later than five Business Days after the end of the applicable Resolution Period), or as soon thereafter as possible, and will be set forth in a written statement delivered to Purchaser and Seller. The Final Calculation Statement, as finalized by the Independent Accountant shall be deemed final and conclusive with respect to the Purchase Price and shall be binding on Purchaser and Seller for all purposes under this Agreement. In deciding any matter, the Independent Accountant (A) will be bound by the provisions of this Section 3.5 and (B) may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Seller or less than the smallest value for such item claimed by Purchaser or Seller. The fees and expenses of the Independent Accountant in resolving all such objections shall be borne by (A) Purchaser in an amount equal to the proportion of the total disputed amount that the Independent Accountant finds in favor of Seller and (B) Seller in an amount equal to the proportion of the total disputed amount that the Independent Accountant finds in favor of Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Independent Accountant will be borne by the Party incurring such cost and expense. “Final Purchase Price” means the Purchase Price as finally adjusted in accordance with this Section 3.5.

ARTICLE IV

CLOSING AND TERMINATION

          4.1     Closing Date.

          Subject to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in Article II hereof (the “Closing”) shall take place at such place as the parties may mutually agree on July 31, 2008, subject to the exercise by Purchaser of the Purchaser Extension, as set forth in Section 4.3. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date”.

          4.2     Termination of Agreement.

          This Agreement may be terminated prior to the Closing as follows:

          (a)      by mutual written consent of Seller and Purchaser;

          (b)      by Seller or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence);

          (c)      by Purchaser, if there shall have been a material breach by Seller of any representation, warranty, covenant or agreement of Seller set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Sections 9.1(a) or 9.1(b) and is incapable of being cured or, if capable of being cured, shall not have been cured within 30 days following receipt by Seller of notice of such breach from Purchaser; or

          (d)      by Seller, if there shall have been a material breach by Purchaser of any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Sections 9.2(a) or 9.2(b) and is incapable of being cured or, if capable of being cured, shall not have been cured within 30 days following receipt by Purchaser of notice of such breach from Seller.

          4.3     Purchaser Extension

          In the event all of the conditions to closing set forth in Article IX are fulfilled as of July 31, 2008, other than the conditions with respect to (i) the actions the respective Parties will take at the Closing itself, (ii) the approval by Ginnie Mae of Purchaser as an “issuer”, and (iii) the completion of the steps required by Purchaser to employ the Transferred Employees as of the Closing Date, Purchaser may elect to defer the Closing to August 31, 2008 by providing Seller notice of its election no later than July 25, 2008 (the “Purchaser Extension”). In the event Purchaser provides Seller notice of its election by July 25, 2008, the obligation of Purchaser to consummate the transactions contemplated by this Agreement shall not be subject to the conditions precedent set forth in Section 9.1 of this Agreement, but shall be subject only to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by Applicable Law):

          (a)      the representations and warranties of Seller set forth in this Agreement that are qualified as to materiality or that contain a Material Adverse Effect qualifier shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of July 31, 2008 as though made at and as of July 31, 2008, (except that with respect to the representations and warranties set forth in Sections 5.1(Organization; Valid Existence), 5.2(Authorization of Agreement), 5.6(Title to Purchased Assets), 5.8(Taxes), 5.13(Employee Benefits), or 5.24(Sufficiency of Assets), such representations and warranties shall be true and correct in all material respects, as of the date of this Agreement and the Closing Date, as though made at and as of the Closing Date) and except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality or that contain a Material Adverse Effect qualifier shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

          (b)      Seller shall have performed and complied in all material respects with all obligations and agreements required in this Agreement or the Ancillary Agreements to be performed or complied with by it prior to the Closing Date;

          (c)      Purchaser shall have received a certificate signed by an authorized officer of Seller, dated the Closing Date, to the effect that each of the conditions specified above in Sections 4.3(a)-(b) have been satisfied;

          (d)      there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and no Legal Proceedings shall have been instituted or threatened or claim or demand made by any third party against Seller or Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby; provided, however, that with respect to a threat, claim, or demand, counsel for the affected party has concluded in its opinion that there is a credible basis for such threat, claim, or demand;

          (e)      Purchaser shall be approved by Ginnie Mae as an “issuer”;

          (f)      Seller shall have delivered, or caused to be delivered, to Purchaser the certificates, instruments, and documents set forth in Section 9.1(i), duly executed by Seller (or in the case of the opinion of counsel, duly executed by Seller’s counsel):

          4.4     Effect of Termination.

          In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liability to Purchaser or Seller; except (a) as set forth in Sections 7.7, 12.1, 12.2, 12.3, 12.4, 12,6, 12.7, and 12.10 and (b) nothing in this Section 4.4 shall relieve Purchaser or Seller of any Liability for a willful breach of this Agreement prior to the effective date of such termination.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

                    Seller hereby represents and warrants to Purchaser that:

          5.1     Organization; Valid Existence; Capitalization.

          Seller is a national banking association duly organized and validly existing under the laws of the United States of America, with full power and authority to conduct its business as it is now being conducted, to own or use the properties or assets that it purports to own or use. Each of the Joint Venture Entities and the Subsidiary is duly organized and validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate or entity power and authority to conduct its business as it is now being conducted, to own or use the properties or assets that it purports to own or use. Each of the Joint Venture Entities and the Subsidiary is duly qualified or otherwise authorized in all material respects as a foreign corporation to conduct its business and is in good standing in each jurisdiction where such authorization or qualification is required for the conduct of its business or the ownership of its assets, except where the failure to qualify would not have a material adverse effect on the operation of the business of the Joint Venture Entities or the Subsidiary. True, complete and correct copies of the organizational documents of each of the Joint Venture Entities and the Subsidiary as of the date of this Agreement have been previously made available to Purchaser. FT/E Mortgage is the general partner of TCS. JV Mortgage is the general partner of TMS. Section 5.1 of the Disclosure Memorandum sets forth a complete and accurate list of each Joint Venture Entity’s and the Subsidiary’s authorized equity interests and the number of equity units or shares which are issued and outstanding. No shares or equity units of any other class or series of equity any of the Joint Venture Entities or the Subsidiary are authorized, issued or outstanding. All of the shares or units of equity of each of the Joint Venture Entities and the Subsidiary have been duly and validly authorized and issued, and are fully paid and nonassessable. Seller owns of record and beneficially the shares or units of equity of each of the Joint Venture Entities and the Subsidiary listed in Section 5.1 of the Disclosure Memorandum free and clear of all Liens, including without limitation, any agreement, understanding or restriction affecting the voting rights or other incidents of record or beneficial ownership pertaining to the equity, other than the requirement to obtain the Consent of the other owners of the Joint Venture Entities prior to transfer of any ownership interests. There are no subscriptions, options, warrants, calls, commitments, preemptive rights or other rights of any kind outstanding for the purchase of, or any securities convertible or exchangeable for, any equity interests of any of the Joint Venture Entities and the Subsidiary. There are no restrictions upon the voting or transfer of any shares or units of equity of any of the Joint Venture Entities and the Subsidiary, subject to compliance with Securities Laws and subject to obtaining the Consent of the other owners of the Joint Venture Entities, pursuant to the charter or bylaws or other organizational documents of any of the Joint Venture Entities and the Subsidiary or any agreement or other instrument to which any of the Joint Venture Entities, the Subsidiary, Seller or any Affiliate of Seller is a party or by which the any of the Joint Venture Entities, the Subsidiary, Seller or any Affiliate of Seller is bound.

          5.2     Authorization of Agreement.

          Seller has all requisite power, authority and legal capacity to execute and deliver this Agreement and Seller has all requisite power, authority and legal capacity to execute and deliver each other agreement, document, or instrument or certificate contemplated by this Agreement to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. The approval of the shareholder of Seller is not required in connection with the execution and delivery of this Agreement by Seller or the consummation of the transactions contemplated hereby. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing (other than such Seller Documents which are required to be duly and validly executed and delivered by Seller on a date after the Closing Date), duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, or the rights of creditors of depository institutions the accounts of which are insured by the FDIC, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

          5.3     Conflicts; Consents of Third Parties.

          (a)      Except as set forth in Section 5.3(a) of the Disclosure Memorandum, none of the execution and delivery by Seller of this Agreement or by Seller of the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation of Seller to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of Seller under, any provision of (i) the articles of association and bylaws or comparable organizational documents of Seller or any of the Joint Venture Entities and the Subsidiary; (ii) any material Contract or Permit to which Seller or any of the Joint Venture Entities and the Subsidiary is a party or by which any of the properties or assets of Seller or any of the Joint Venture Entities and the Subsidiary are bound; (iii) any Order of any Governmental Body of competent jurisdiction or by which any of the properties or assets of Seller are bound; or (iv) any Applicable Law.

          (b)      Except for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of related waiting periods required by Section 7.4 of this Agreement, no material Consent, waiver, approval, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body of competent jurisdiction is required on the part of Seller in connection with (i) the execution and delivery of this Agreement or the Seller Documents, the compliance by Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by Seller of any other action contemplated hereby or thereby or (ii) the continuing validity and effectiveness immediately following the Closing of any Contract or Permit of Seller, except as set forth in Section 5.3(b) of the Disclosure Memorandum.

          (c)      Except as set forth in Section 5.3(c) of the Disclosure Memorandum, neither Seller nor FHHL is a party to or subject to any outstanding Order, agreement,

memorandum of understanding or similar supervisory arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Governmental Body charged with the supervision or regulation of banks and their holding companies, or mortgage banking (including the Federal Reserve Board, the VA, FHA, Fannie Mae, Freddie Mac, Ginnie Mae, and HUD) or the supervision or regulation of Seller or FHHL relating to the Business. Neither Seller nor FHHL has been advised by any Governmental Body that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Order, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission relating to the Business and to the Knowledge of Seller, none are threatened to be issued or requested. Section 5.3(c) of the Disclosure Memorandum sets forth a brief description of each Order applicable to Seller, each of the Joint Venture Entities, the Subsidiary or FHHL relating to the Business or the Purchased Assets issued within the past three years. There is no Order applicable to Seller, the Joint Venture Entities, or the Subsidiary that currently restricts or will in the future restrict in any material respect the conduct of the Business, its credit policies, its management or its business, and none of them has received any communication requesting that they enter into any of the foregoing.

          (d)      Section 5.3(d) of the Disclosure Memorandum sets forth a list of each Permit required in connection with Seller’s consummation of the transactions contemplated by this Agreement.

          5.4     Financial Data.

          (a)      Seller has previously delivered to Purchaser certain unaudited balance sheet data (the “Balance Sheet Data”) of the Business, which, except as otherwise indicated, is as of April 30, 2008 (the “Balance Sheet Date”) and other financial and performance data of the Business, as of the dates and for the periods specified thereon (the “Other Data”). The Balance Sheet Data and the Other Data were prepared in good faith from the books and records of Seller and are accurate and complete in all material respects in relation to the Business taken as a whole, and fairly present, in all material respects, the information purported to be set forth therein. The Balance Sheet Data and the Other Data have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except that the Balance Sheet Data and the Other Data do not contain footnotes).

          (b)      The books of account and other financial records of the Business: (i) are in all material respects complete and correct and do not contain or reflect any material inaccuracies or discrepancies and (ii) have been maintained in all material respects in accordance with good business and accounting practices prepared on a basis consistent with the past practices of the Seller.

          (c)      Seller has conducted an assessment of internal control over financial reporting with respect to its business as of December 31, 2007 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Seller has provided to the Purchaser true and complete copies of all reports relating to the Business prepared in connection with such assessment or with Seller’s disclosure controls and procedures relating to the Business.

          5.5     No Undisclosed Liabilities.

          None of Seller, the Joint Venture Entities, or the Subsidiary has any indebtedness, obligations or Liabilities of any kind relating to the Business other than those (i) fully reflected in, reserved against or otherwise described in the Balance Sheet Data or the notes thereto; or (ii) that are immaterial to Seller, the Joint Venture Entities, and the Subsidiary, respectively, and incurred in the Ordinary Course of Business since the Balance Sheet Date.

          5.6     Title to Purchased Assets.

          Seller owns and has good title to each of the Purchased Assets, free and clear of all Liens other than Permitted Exceptions. Subject to receipt of the third party Permits and Consents, the Seller and FHHL have the right to sell, assign, transfer, convey and deliver the Purchased Assets to the Purchaser. Other than any Liens arising as a result of action by Purchaser, following the consummation of the transactions contemplated by this Agreement, the execution of the instruments of transfer contemplated by this Agreement and the receipt of the third party Permits, the Purchaser will own, with good, valid and marketable title, or lease, under valid and subsisting leases, or otherwise acquire the interests of Seller and FHHL in the Purchased Assets free and clear of any Liens, other than Permitted Exceptions. Upon consummation of the transactions contemplated by this Agreement, Purchaser will be the owner of the JV Interests and the Subsidiary Stock, free and clear of all Liens other than any Liens arising as a result of action by Purchaser.

          5.7     Absence of Certain Developments.

          Except as expressly contemplated by this Agreement or as set forth in Section 5.7 of the Disclosure Memorandum, since the Balance Sheet Date (i) each of Seller, the Joint Venture Entities, and Subsidiary has conducted the Business only in the Ordinary Course of Business; (ii) neither Seller not FHHL has incurred any material liability relating to the Purchased Assets other than in the Ordinary Course of Business; and (iii) there has not occurred any event, change, effect or circumstance that has had or is reasonably likely to have a Material Adverse Effect.

          5.8     Taxes.

          (a) (i) All material Tax Returns that are or were required to be filed by or with respect to Seller, any of the Joint Venture Entities, or any of their respective Affiliates, either separately or as a member of an affiliated, combined, consolidated or unitary group, have been filed on a timely basis (taking into account all extensions of due dates) in accordance with Applicable Law; (ii) all Tax Returns referred to in clause (i) are true and complete in all material respects; and (iii) all material amounts of Taxes due for the periods covered by such Tax Returns (whether or not shown on any Tax Return), including any Taxes payable pursuant to any assessment made by the IRS or other Taxing Authorities in respect of such periods, have been paid in full.

          (b)     There is no material dispute or claim concerning any Tax liability of Seller, any of the Joint Venture Entities, or any of their respective Affiliates claimed or raised by any Taxing Authority in writing or of which any director or officer (or employee responsible for tax matters) of Seller is otherwise aware. All material deficiencies asserted or assessments made as a result of an examination of any Tax Return filed by Seller, any of the Joint Venture Entities, or any of their respective Affiliates have been paid in full, and no issues that were raised by any Taxing Authority in connection with any such examination are currently pending. Except as set forth in Section 5.8(b) of the Disclosure Memorandum, neither Seller, any of the Joint Venture Entities, nor any of their respective Affiliates has given or been requested to give a currently effective waiver (or is subject to such a waiver given by any other Person) of any statute of limitations relating to Taxes or agreed to any currently effective extension of time with respect to a Tax assessment or deficiency. No unresolved claim has ever been made by an authority in any jurisdiction in which Seller, any of the Joint Venture Entities, or any their respective Affiliates does not file Tax Returns that Seller, or any of the Joint Venture Entities, or any of their respective Affiliates is or may be subject to taxation in such jurisdiction.

          (c)     No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

          (d)     There are no Liens, except for Permitted Exceptions, relating or attributable to Taxes with respect to, or in connection with, the Purchased Assets (including, for these purposes, the Servicing Rights). There is no basis for the assertion of any claim for Taxes (excluding Taxes of Purchaser and its Affiliates) which, if adversely determined, could reasonably be expected to result in the imposition of any Lien on the Purchased Assets or otherwise adversely affect Purchaser, the Business or Purchaser’s use of such assets.

          (e)     All material amounts of Taxes that Seller, any of the Joint Venture Entities, or any of their respective Affiliates is or was required by Applicable Law to withhold or collect have been duly withheld or collected and, to the extent required by Applicable Law, have been paid to the proper Governmental Body or other Person and all related Tax Returns, including Forms W-2 and 1099, have been properly completed and timely filed.

          (f)     Each of the Joint Venture Entities has been qualified as a domestic partnership under Section 7701(a)(2) and (4) of the Code since its inception and will be so qualified immediately prior to the Closing. Except as reflected in Section 5.8 of the Disclosure Memorandum, none of the Joint Venture Entities or Subsidiary has ever held an equity interest in any other legal entity formed under domestic or foreign law.

          (g)     Seller provided to Purchaser all federal, state, local and foreign Tax Returns filed with respect to each of the Joint Venture Entities and Subsidiary (provided that where Subsidiary was included in a consolidated or unitary Tax Return filed by Seller or Seller’s corporate parent, only pro-forma separate Tax Returns related to Subsidiary shall be provided to Purchaser) for taxable periods ending on or after

December 31, 2003. Section 5.8(g) of the Disclosure Memorandum indicates such Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit. Seller has delivered to Purchaser accurate and complete copies of all notices of deficiencies, notices of proposed adjustments, notices of assessments, revenue agent reports, closing agreements, settlement agreements, information document requests and other similar documents, notices, or correspondence having substantially the same effect that relate to any of the Joint Venture Entities or Subsidiary that Seller, any of the Joint Ventures, or any of their respective Affiliates (or any of their representatives) has received from, sent to, or entered into with the IRS or other Taxing authority for taxable periods ending on or after December 31, 2003.

          (h)     [Intentionally omitted.]

          (i)      None of the Joint Venture Entities or Subsidiary has engaged in a reportable transaction described in Treasury Regulation Section 1.6011 -4 or participated in any “tax shelter” within the meaning of Section 6111 of the Code, and none of the Joint Venture Entities or Subsidiary has any obligation to pay the Taxes (or gross-up such Taxes) of another Person pursuant to any tax sharing agreement or otherwise.

          (j)      There has been no waiver of any statute of limitations in respect of Taxes or Tax Returns of or in respect of Subsidiary, and there are no agreements or waivers to extend the period of assessment or collection of Taxes for or in respect of Subsidiary;

          (k)     Seller or Subsidiary, as the case may be, each (i) has disclosed on their federal income Tax Returns all positions therein, which, if not disclosed, could reasonably be expected to give rise to accuracy related penalties under Section 6662 against or in respect of Subsidiary, and (ii) has not taken positions that could reasonably be expected to give rise to accuracy related penalties under Section 6662(d)(2)(C) against or in respect of Subsidiary.

          (l)      Except as reflected in Section 5.8(l) of the Disclosure Memorandum, there is no obligation by Subsidiary to pay the Taxes of another Person pursuant to any tax sharing agreement or otherwise, or any obligation to pay the amount of Tax benefits or Tax refunds realized or received by or for Subsidiary (or an amount in reference to any such Tax benefits or Tax refunds realized or received by Subsidiary) to any former stockholder(s) or other Person(s), and Subsidiary has no liability for Taxes of any Person under Treasury Regulations Section 1.1502 -6 (or any similar provision of state, local, or foreign law).

          (m)    Within forty-eight months prior to the Closing Date, Subsidiary has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported to be or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

          (n)     Subsidiary is not required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of (a) an installment sale transaction occurring on or before the Closing governed by Section 453 of the Code (or any similar provision of foreign, state or local Law); (b) a transaction occurring on or before the Closing reported as an open transaction for federal income tax purposes (or any similar doctrine for foreign, state or local tax purposes); (c) prepaid amounts received on or prior to the Closing Date; (d) a change in method of accounting requested or required, or proposed or initiated by a Governmental Authority in writing or, to the knowledge of Seller, otherwise, to be made under applicable Laws on or prior to the Closing Date, or (e) an agreement entered into with any Taxing authority on or prior to the Closing Date.

          (o)     Subsidiary is not a party to an agreement, contract, arrangement or plan covering any employee or former employee or independent contractor or former independent contractor of Subsidiary that, individually or collectively, could reasonably be expected to give rise to a (or already has resulted in a) payment (or a provision of some other benefit such as accelerated vesting) by Subsidiary that would not be deductible by reason of Code section 280G or subject to an excise tax under Code section 4999; and Subsidiary does not have any indemnity obligations for any Taxes imposed under Code section 4999 or 409A.

          (p)     Any Tax-sharing agreement between Seller or any of its Affiliates (excluding Subsidiary), on one hand, and Subsidiary, on the other hand, shall be terminated as of the Closing Date and shall have no further effect. Any and all existing powers of attorney with respect to Taxes or Tax Returns to which Subsidiary is a party shall be terminated as of the Closing Date.

          5.9     Real Property.

          (a)      Prior to the Closing Date, Seller shall provide to the Purchaser for Purchaser’s review true, correct and complete copies of the Real Property Leases relating to the Purchased Branch Offices, together with all amendments, modifications or supplements thereto, including any assignments thereof. Seller and its Affiliates have a valid and enforceable leasehold interest under each of the Real Property Leases relating to the Purchased Branch Offices, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Each of the Real Property Leases relating to the Purchased Branch Offices is in full force and effect, and neither Seller nor any of its Affiliates has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by Seller or any Affiliate under any of the Real Property Leases relating to the Purchased Branch Offices and, to the Knowledge of Seller, no other party is in default thereof, and no party to any of the Real Property Leases relating to the Purchased Branch Offices has exercised any termination rights with respect thereto.

          (b)      Seller and its Affiliates have all material certificates of occupancy and Permits of any Governmental Body required under Applicable Law for the current use and operation of each Purchased Branch Office, and Seller and its Affiliates have fully complied with all material conditions of the Permits applicable to them. No default or violation, or event that with the lapse of time or giving of notice or both would become a material default or violation, has occurred in the due observance of any Permit.

          (c)      There does not exist any actual or, to the Knowledge of Seller, threatened or contemplated condemnation or eminent domain proceedings that affect any Purchased Branch Office or any part thereof, and Seller has not received any notice, oral or written, of the intention of any Governmental Body or other Person to take or use all or any part thereof.

          (d)      Neither Seller nor any Affiliate has received any notice from any insurance company that has issued a policy with respect to any Purchased Branch Office requiring performance of any structural or other repairs or alterations to such Purchased Branch Office.

          (e)      Neither Seller nor any Affiliate owns or holds, and is not obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any Purchased Branch Office or any portion thereof or interest therein.

          5.10    Tangible Personal Property.

          (a)      Seller and its Affiliates have good and marketable title to the Purchased Fixed Assets, free and clear of any and all Liens, other than Permitted Exceptions.

          (b)      Section 5.10 of the Disclosure Memorandum sets forth all Personal Property Leases involving annual payments in excess of $50,000 relating to personal property that is located at a Purchased Branch Office or by which any of the Purchased Assets are bound. All of the items of personal property under the Personal Property Leases are in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease. Prior to the Closing Date, Seller shall provide to the Purchaser for Purchaser’s review true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

          (c)      Seller and its Affiliates have a valid and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Each of the Personal Property Leases is in full force and effect. There is no default under any Personal Property Lease by the Seller or any of its Affiliates or, to the Knowledge of Seller, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. No party to any of the Personal Property Leases has exercised any termination rights with respect thereto.

          5.11    Intellectual Property

          (a)      Section 5.11(a) of the Disclosure Memorandum sets forth an accurate and complete list of all Patents, registered Marks, pending applications for registration of Marks, unregistered Marks, registered Copyrights, and pending applications for registration of Copyrights included in the Purchased Intellectual Property. Section 5.11(a) of the Disclosure Memorandum lists (i) the jurisdictions in which each such item of Purchased Intellectual Property has been issued, registered, otherwise arises or in which any such application for such issuance and registration has been filed and (ii) the registration or application date, as applicable.

          (b)      Seller and its Affiliates are the sole and exclusive owners of all right, title and interest in and to all of the Purchased Intellectual Property and the Purchased Intellectual Property includes each of the Copyrights in any works of authorship prepared by or for Seller or any of its Affiliates that resulted from or arose out of any work performed by or on behalf of Seller or its Affiliate or by any employee, officer, consultant or contractor of any of them. To the Knowledge of Seller, Seller and its Affiliates are the sole and exclusive owners of, or have valid and continuing rights to use, sell and license, as the case may be, all other Purchased Intellectual Property as the same is used, sold and licensed in the Business as presently conducted and proposed to be conducted, free and clear of all Liens or obligations to others.

          (c)      To the Knowledge of Seller, the Purchased Intellectual Property, the manufacturing, licensing, marketing, importation, offer for sale, sale or use of any products and services in connection with the Business as presently and as currently proposed to be conducted, and the present and currently proposed business practices, methods and operations of Seller and its Affiliates do not infringe, constitute an unauthorized use, misappropriation or violation of any Copyright, Trade Secret or other similar right of any Person and, to the Knowledge of Seller, do not infringe, constitute an unauthorized use of, misappropriate, dilute or violate any other Intellectual Property or other right of any Person (including pursuant to any non-disclosure agreements or obligations to which Seller or any of its Affiliates or any of their present or former employees is a party).

          (d)      Each of the Intellectual Property Licenses is in full force and effect and is the legal, valid and binding obligation of the Seller and/or its Affiliates, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither Seller nor any of its Affiliates is in default under any Intellectual Property License, nor, to the Knowledge of Seller, is any other party to an Intellectual Property License in default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. No party to any of the Intellectual Property Licenses has exercised any termination rights with respect thereto. Seller and its Affiliates have good and valid title to the Intellectual Property Licenses, free and clear of all Liens other than Permitted Exceptions. Seller has delivered or otherwise made available to Purchaser true, correct and complete copies of all of the Intellectual Property Licenses, together with all amendments, modifications or supplements thereto.

          (e)      As of the date hereof, Seller is not the subject of any material pending or, to the Knowledge of Seller, threatened Legal Proceedings which involve a claim of infringement, unauthorized use, misappropriation, dilution or violation by any Person against Seller or any of its Affiliates or challenging the ownership, use, validity or enforceability of any Purchased Intellectual Property. None of Seller or its Affiliates has received written notice of any such threatened claim and, to the Knowledge of Seller, there are no facts or circumstances that would form the basis for any such claim or challenge. The Purchased Intellectual Property, and all of Seller’s and its Affiliates’ rights in and to the Purchased Intellectual Property, are valid and enforceable.

          (f)      To the Knowledge of Seller, no Person is infringing, violating, misusing or misappropriating any Purchased Intellectual Property, and no such claims have been made against any Person by Seller or any of its Affiliates.

          (g)      Section 5.11(g) of the Disclosure Memorandum sets forth a complete and accurate list of (i) all Software included in the Purchased Intellectual Property owned or licensed exclusively by Seller and its Affiliates that is material to the operation of the Business and (ii) all other Software used in the Business that is not exclusively owned or licensed by Seller and its Affiliates, in which Seller incurs expenditures of $250,000 or more per annum.

          (h)      Except for the Excluded Assets, and subject to the receipt of any required third party Permits, the Purchased Assets together with the Purchaser’s rights under the Ancillary Agreements (i) include all the Intellectual Property used or held for use in connection with the Business and (ii) include all Intellectual Property necessary for the Purchaser to conduct the Business as currently conducted, except as such conduct may be modified by the requirements of Applicable Law or Order applicable to the Purchaser that are not applicable to the Seller’s or FHHL’s operation of the Business or use of the Purchased Assets.

          5.12    Purchased Contracts.

          (a)      Seller has provided Purchaser with copies of each of the Purchased Contracts. Each of the Purchased Contracts is in full force and effect and is the legal, valid and binding obligation of Seller and/or its Affiliate, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither Seller nor any of its Affiliates is in material default under any Purchased Contract, nor, to the Knowledge of Seller, is any other party to any Purchased Contract in material default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder. No party to any of the Purchased Contracts has exercised any termination rights with respect thereto. Subject to Section 2.5, Seller and its Affiliates have the right to, and will at the Closing, assign the Purchased Contracts to Purchaser. Seller has delivered or otherwise made available to Purchaser true, correct and complete copies of all of the Purchased Contracts, together with all amendments, modifications or supplements thereto.

          (b)      Except as set forth in Section 5.12(b) of the Disclosure Memorandum, none of the Purchased Contracts contains any restrictions prohibiting or limiting the ability of Seller (or Purchaser following the Closing) to (1) engage in any line of business, (2) compete with, obtain products or services from, or provide services or products to, any Person, (3) carry on or expand the nature or geographical scope of the Business anywhere in the world, or (4) enter into any Contract with any other Person.

          (c)      Except as set forth in Section 5.12(c) of the Disclosure Memorandum, none of the Purchased Contracts (1) with respect to the Purchased Assets relates to the borrowing of money by the Seller or FHHL or the guarantee by either such entity of any such obligation; (2) is for any joint venture or partnership; (3) limits the payment of dividends by Seller or FHHL or any assignee thereof; (4) provides for any future payments that are conditioned, in whole or part, on an assignment of the Purchased Contract other any payments Seller is liable for in connection with procuring the assignment pursuant to Section 2.5 of this Agreement; (5) contains a “most favored nation” or similar clause obligating a party to change the material terms and conditions of such Purchased Contract based upon better terms and conditions provided to other parties in similar contracts; (6) contains indemnification agreements (other than individual loan-level indemnifications with an Investor or Insurer or routine agreements in the Ordinary Course of Business providing for customary indemnification provisions due to breaches and other enumerated risks thereunder (including without limitation standard lessee indemnifications in the office leases for the Purchased Branch Offices)); (7) provides for aggregate expenditures or revenues in excess of $250,000 per annum; (8) provides for the sale or purchase of personal property, fixed assets, or real property having a value individually, with respect to all sales or purchases thereunder, in excess of $250,000; (9) grants any right of first refusal or right of first offer or similar right to third parties or limits or purports to limit the ability of Seller or FHHL in any material respect to pledge, sell, transfer or otherwise dispose of any material amount of assets or business (other than entered into in the Ordinary Course of Business) that require that the particular transactions that are the subject thereof to be conducted with the counterparty or counterparties; or (10) is any Contract to indemnify any current or former officers or employees of Seller or Seller’s Affiliates.

          (d)      Except as set forth on Section 5.12(d) of the Disclosure Memorandum, there are no outstanding amounts advanced by, payable to, or receivable from Seller or any of its Affiliates, to any director, officer or employee of Seller (“each a “Related Party”) that are related to the Purchased Assets. Except as set forth on Section 5.12(d) of the Disclosure Memorandum, (i) none of the Purchased Assets consist of assets Seller has purchased, acquired or leased from a Related Party and (ii) none of the counterparties with respect to any Purchased Contract is a Related Party.

          (e)      Section 5.12(e) of the Disclosure Memorandum lists the contracts between Seller or FHHL and each of the ten (10) mortgage brokers set forth on such schedule that have brokered the ten (10) largest amounts of residential mortgage loans (measured by aggregate original principal amount) made during the twelve months prior to the date of this Agreement.

          5.13    Employee Benefits.

          (a)      Purchaser will not incur any liability whatsoever with respect to any Employee Benefit Plan sponsored, maintained or contributed to by the Seller, or any entity which is under common control with the Seller under Section 4001(a)(14) of ERISA or considered one employer with the Seller under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) currently maintained by Seller for the benefit of any Employee who is to become a Transferred Employee.

          (b)      No actions, suits or claims with respect to an Employee Benefit Plan (other than routine claims for benefits) are pending, or to the Knowledge of the Seller, have been threatened which could result in or subject Purchaser to Liability.

          (c)      None of the Employee Benefit Plans is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and neither the Seller, nor any of its ERISA Affiliates have maintained, been required to contribute to or been required to pay any amount with respect to a “multiemployer plan”. The First Horizon National Corporation Savings Plan and its related trust are qualified under Sections 401(a) and 501(a) of the Code, respectively, and Seller has received a favorable determination letter from the IRS and, to the Knowledge of the Seller, nothing has occurred with respect to such Employee Benefit Plan since the date of such determination letter which the Seller reasonably believes would cause the loss of such qualification or the imposition of any material Liability, penalty or Tax under ERISA or the Code.

          (d)      The First Horizon National Corporation Pension Plan (“FHNC Pension Plan”) is subject to the funding requirements of Code Section 412 and ERISA Section 302. Except for the FHNC Pension Plan, none of the Employee Benefit Plans is subject to Title IV of ERISA or to the funding requirements of Section 412 of the Code or Section 302 of ERISA. There has been no failure by Seller or any of its ERISA Affiliates to satisfy the funding requirements of the Code or ERISA with respect to the FHNC Pension Plan.

          (e)      All group health plans of the Company have been operated in compliance in all material respects with the applicable requirements of COBRA.

          (f)      None of the Purchased Contracts or any Employee Benefit Plan covering Transferred Employees for which Purchaser would have Liability require the payment of a benefit or other compensation upon or following a “change in control” of Seller or FHHL.

          5.14    Labor.

          (a)      There is no labor or collective bargaining agreement with any union or similar labor organization covering any Employee.

          (b)      No petition for certification or union election is existing or pending with respect to any Employee and no union, labor organization or collective bargaining unit has sought certification or recognition within the preceding three (3) years with respect to any Employee.

          (c)      There have been no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of Seller, threatened against or involving Seller or any of its Affiliates involving any Employee within the preceding three (3) years with respect to any Employee.

          (d)      Except as disclosed in Section 5.14(d) of the Disclosure Memorandum, there are no pending, or to the Knowledge of Seller, threatened: (i) unfair labor practice charges, grievances, complaints, demands, investigations, or inquires of, to, or relating to, the Seller, by any Employee, or by any arbitrator, court, public authority or other Governmental Body responsible for the arbitration, mediation, investigation, or enforcement of alleged or possible violations of any labor, employment or other Applicable Laws relating to the relationship or the termination of the relationship, between the Seller and any Employee; (ii) strikes, work stoppages, slowdowns, lockouts, or arbitrations; or (iii) material grievances or other labor disputes. To the Knowledge of the Seller, there are no facts or circumstances which would form the basis for any of the foregoing.

          (e)      Seller has delivered to Purchaser a list of all Employees that, to Seller’s Knowledge as of the date of this Agreement, will become Prospective Transferred Employees, with such information regarding such Prospective Transferred Employees as Purchaser has reasonably requested.

          (f)      Except as disclosed in Section 5.14(f) of the Disclosure Memorandum, to the Knowledge of Seller, Seller is, and at all times within the preceding six (6) years has been, in material compliance with Applicable Laws respecting employment practices, terms and conditions of employment and wages and hours, including but not limited to the lawful classification of all of Seller’s employees as exempt or non-exempt from overtime pay requirements, and has not engaged in unfair labor practices.

          (g)      Seller shall remain liable for and pay, perform, discharge and/or defend any and all employment, wage, hour, business expense reimbursement, compensation and employee benefit liabilities, responsibilities and obligations of Seller and its Affiliates including, without limitation, any and all claims under any city, local, state, or federal statute, regulation or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967, as amended by the Older Workers Benefit Protection Act of 1990, the Americans with Disabilities Act of 1990, any and all claims under the Family and Medical Leave Act, the Fair Labor Standards Act, as amended, and Section 510 of ERISA, which Liabilities, responsibilities and obligations are incurred, arising or in effect prior to the Closing, regardless of whether claims are made or reported prior to the Closing. Purchaser shall use its commercially reasonable efforts to cooperate with Seller in Seller’s handling of the matters described herein, including but not limited to permitting reasonable access to Transferred Employees for all necessary purposes, and encouraging the full cooperation of Transferred Employees with Seller and its attorneys.

          (h)      Seller is solely responsible for any payments that may become due pursuant to any compensation and/or retention agreements entered into between Seller, any Joint Venture Entity or the Subsidiary with any Transferred Employee, and neither Purchaser nor its Affiliates shall assume as an asset or incur any Liability with respect to any such compensation and/or retention agreements.

          (i)      Seller shall be responsible for satisfying its and its Affiliates obligations under WARN with respect to Employees of Seller and its Affiliates. Purchaser shall be responsible for satisfying its and its Affiliates’ obligations under WARN with respect to employees of Purchaser and its Affiliates, including the Transferred Employees.

          (j)      To the extent permitted by Applicable Law, Seller shall cooperate (including providing all information reasonably requested by Purchaser with respect to any Prospective Transferred Employees) and shall allow access to the Employees during normal business hours to the extent not unreasonably disruptive to the operations of the Business for the purpose of allowing Purchaser to plan for the Prospective Transferred Employees’ potential employment with and provision of employment related benefits by Purchaser or any of its Affiliates.

          5.15     Litigation.

          (a)      Except as set forth in Section 5.15 of the Disclosure Memorandum, there is no Legal Proceeding pending or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates (including the Joint Venture Entities and the Subsidiary) relating to the Business, or to which Seller or any of its Affiliates (including the Joint Venture Entities and the Subsidiary) is otherwise a party, before any Governmental Body, except for such Legal Proceedings that have not had, and are not reasonably likely to have, a Material Adverse Effect; nor, to the Knowledge of Seller, is there any reasonable basis for any such Legal Proceeding relating to the Business. Except as set forth in Section 5.15 of the Disclosure Memorandum, neither Seller nor any of its Affiliates (including the Joint Venture Entities and the Subsidiary) is subject to any Order relating to the Business, except for such Orders that have not had, and are not reasonably likely to have, a Material Adverse Effect.

          (b)      There are no Legal Proceedings or Orders issued, pending or, to the Knowledge of Seller, threatened, against Seller or any of Seller’s assets, at law, in equity or otherwise, in, before, by, or otherwise involving, any Governmental Body, arbitrator or other Person that question or challenge the validity or legality of, or have the effect of prohibiting, preventing, restraining, restricting, delaying, making illegal or otherwise interfering with, this Agreement, the Seller Documents, the consummation of the transactions contemplated hereby or thereby or any action taken or proposed to be taken by Seller pursuant hereto or in connection with the transactions contemplated hereby or thereby. To the Knowledge of Seller, no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding or the issuance of any such Order.

          (c)      The consummation of the transactions contemplated by this Agreement will not result in any revocation, cancellation or suspension of any Permit to conduct the Business as presently conducted, and there is no pending or, to the Knowledge of Seller or its counsel, threatened Litigation with respect to revocation, cancellation, suspension or nonrenewal thereof and there has occurred no event which (whether with notice or lapse of time or both) will result in such a revocation, cancellation, suspension or nonrenewal thereof.

          5.16    Compliance with Laws; Permits.

          (a)      Seller and its Affiliates, including without limitation each of the Joint Venture Entities and the Subsidiary are, and have been since January 1, 2005, operating in compliance in all material respects with all Applicable Laws, including all licensing and escheat laws, applicable to the Purchased Assets or their conduct of the Business. To the Knowledge of Seller, neither Seller nor any of its Affiliates, including without limitation each of the Joint Venture Entities and the Subsidiary, is under investigation with respect to the violation of any Applicable Law with respect to the Business or the Purchased Assets and there are no facts or circumstances which could form the basis for any such violation. Seller has not received any notification from any agency or department of Federal, state or local government, (i) asserting a material violation of any Applicable Law, (ii) threatening to revoke any material Permit or (iii) limiting its operations in any material respect.

          (b)      Seller and its Affiliates, including without limitation each of the Joint Venture Entities and the Subsidiary currently have, and have had since January 1, 2005, all material Permits which are required for the operation of the Business as presently conducted. Neither Seller nor any of its Affiliates, including without limitation each of the Joint Venture Entities and the Subsidiary, is in default or violation in any material respect, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Permit to which it is a party, to which the Business is subject or by which any of the Purchased Assets are bound and, to the Knowledge of Seller, there are no facts or circumstances which could form the basis for any such default or violation.

          (c)      Except for normal examinations conducted by any court, administrative agency or commission or other Governmental Body in the regular course of the Business or as set forth in Section 5.16(c) of the Disclosure Memorandum, no Governmental Body has initiated any material proceeding within the past three years or, to the Knowledge of Seller, threatened a material investigation into the Business that is ongoing or pending. Except as set forth in Section 5.16(c) of the Disclosure Memorandum, there is no material unresolved violation by any Governmental Body with respect to any report or statement relating to any examinations of the Business.

          (d)      Since January 1, 2007, Seller, each of the Joint Venture Entities, the Subsidiary, and FHHL have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file since January 1, 2005 with any Governmental Body related to the Business (the “Reports”), and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such payments and filings would not be material. There is no material unresolved violation or exception asserted by any such Governmental Body with respect to any of the Reports. As of their respective dates, the Reports complied in all material respects with all requirements of Applicable Law. Seller has made available to Purchaser true and complete copies of all Reports to the extent permitted by Applicable Law.

          5.17    Environmental Matters.

          (a)      No Hazardous Materials have been used, stored or otherwise handled in any manner by Seller or any of its Affiliates on, in, from or affecting any Purchased Branch Office except in compliance with Applicable Laws;

          (b)      To the Knowledge of Seller, no Hazardous Materials have at any time been released into or stored on or in any Purchased Branch Offices;

          (c)      Seller has not received any notice of any violations (and, to the Knowledge of Seller, there are no existing violations) of any Applicable Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials on, in, from or affecting any Purchased Branch Offices and there are no Legal Proceedings pending or, to the Knowledge of Seller, threatened by any Person with respect to any such violations; and

          (d)      All Purchased Branch Offices are currently being, and have in the past been, operated by Seller in all material respects in accordance and in compliance with all Applicable Laws.

          5.18    Pipeline Loans.

          (a)      Seller is in compliance with all Applicable Pipeline Requirements in all material respects. Seller has timely filed, or will have timely filed by the Closing Date, all reports that any Governmental Body of competent jurisdiction or Insurer requires that it file with respect to the Business. No Agency has indicated to Seller in writing, or to the Knowledge of Seller, in any other manner, that it has terminated or intends to terminate its relationship with Seller for poor performance, poor loan quality or concern with respect to Seller’s compliance with Applicable Laws and/or Applicable Pipeline Loan Requirements or that Seller is in default under or not in compliance with respect to any Applicable Pipeline Requirements, except as would not, individually or in the aggregate have a Material Adverse Effect.

          (b)      The Pipeline Loan Tape contains a list and brief description of all Pipeline Loans, which description includes (i) the loan number of the Pipeline Loan, (ii) the principal balance of the Pipeline Loan, (iii) the interest rate of the Pipeline Loan and (iv) the state in which the Mortgaged Property is to be located.

          5.19    Accounts Receivable.

          Each material Acquired Accounts Receivable is a valid and subsisting amount owing to Seller or FHHL, is carried on the books of Seller or FHHL at values determined in accordance with GAAP and is not subject to any set-off or claim that could be asserted against the Purchaser, and Seller or FHHL have not received any notice from an Investor, Insurer or other appropriate party in which the Investor, Insurer or other party disputes or denies a claim by Seller or FHHL for reimbursement in connection with an Acquired Accounts Receivable.

          5.20    Mortgage Servicing Qualification.

          Seller: (a) to the extent required for the ownership or administration of the Servicing, is (i) approved by HUD as a Title II Supervised Mortgagee and servicer for FHA Loans, (ii) approved by Fannie Mae and Freddie Mac as an approved seller and servicer of residential mortgages, (iii) approved by Ginnie Mae as an “issuer”, and (iv) with respect to Servicing rated RPS3 – “Full Approval” or better for RMBS Primary Servicer and Specialty Servicer-Subservicer of Alt A and Prime with respect to Fitch Ratings Ltd., SQ3 – “Average” or better of RMBS Primary Servicer of Conventional Prime First Liens and Alt A with respect to Moody's Corporation, and Average or better for RMBS Primary Servicer and Subservicer Jumbo, Alt A with respect to Standard & Poor's, LLC; (b) has all other material Permits that are necessary to own or administer the Servicing (or, where legally permissible, any waiver of or exemption from any of the foregoing by such Agency); and (c) is in good standing under all applicable federal, state and local Laws thereunder as a Servicer, except in any such case as would not materially and adversely affect the ability of FHHL to carry out the Business or its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements. FHHL has not received any notice or information from any Governmental Body that it intends to terminate or restrict FHHL’s status as an approved participant in its programs for which FHHL is as of the date hereof registered, approved or authorized.

          5.21    Risk Management Instruments.

          All Purchased Hedging Instruments were entered into in accordance with all applicable laws, rules, regulations and regulatory policies; and each of them constitutes the valid and legally binding obligation of Seller or FHHL, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and each is in full force and effect. Neither of Seller or FHHL, nor to Seller’s Knowledge any other party thereto, is in breach of any of its obligations under any of the Purchased Hedging Instruments.

          5.22    Financial Advisors.

          Except for Milestone Advisors LLC and UBS Investment Bank, whose fees shall be paid by Seller, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

          5.23    No Regulatory Impediment.

          To Seller’s Knowledge, there is no fact relating to Seller’s, FHHL’s, or the Business’s business, operations, financial condition or legal status that might reasonably be expected to impair in any material respect its ability to obtain all consents, orders, authorizations, and approvals from federal or state Governmental Bodies necessary for the consummation of the transactions contemplated hereby within the time period contemplated by this Agreement.

          5.24    Sufficiency of Assets.

          Except for the Excluded Assets, subject to the receipt of any required Consents, the Purchased Assets, together with the Purchaser’s rights under the Ancillary Agreements (y) constitute all the properties, assets and rights that are primarily used in the operation of the Business and (z) include all assets, properties and rights as have been necessary for Seller to conduct the Business prior to Closing as currently conducted, except as such conduct may be modified by Applicable Laws applicable to the Purchaser that are not applicable to the Seller’s operation of the business or use of such assets.

          5.25    Diligence Materials.

          All written due diligence information previously furnished to the Buyer pertaining to historical financial statements, accounting reports, legal opinions, historical marketing and sales information, customer lists, employment and compensation information (such information, the “Diligence Materials”) is true and correct in all material respects and does not misstate or omit a material fact in order to make the information false or misleading.

          5.26    Full Disclosure.

          No representation or warranty or other statement made by the Seller in this Agreement, the Disclosure Memorandum, any supplement to the Disclosure Memorandum, the certificates delivered pursuant to Section 9.1(d) in connection with the transaction contemplated by this Agreement or the Ancillary Agreements contains any untrue statement or omits to state a material fact necessary to make any of the statements, in light of the circumstances in which it was made, not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

                    Purchaser hereby represents and warrants to Seller that:

          6.1     Organization; Valid Existence.

          Purchaser is a national banking association, and is duly organized and validly existing under the laws of the United States of America, with full power and authority to conduct its business as it is now being conducted, to own or use the properties or assets that it purports to own or use.

          6.2     Authorization of Agreement.

          Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, or the rights of creditors of depository institutions the accounts of which are insured by the FDIC, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

          6.3     Conflicts; Consents of Third Parties.

          (a)      Neither of the execution and delivery by Purchaser of this Agreement and of the Purchaser Documents, nor the compliance by Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the charter or by-laws of Purchaser, (ii) conflict with, violate, result in the breach of, or constitute a default under any securitization, forward commitment, note, bond, mortgage, indenture, license, agreement or other obligation to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (iii) violate any statute, rule, regulation or Order by which Purchaser is bound, except, in the case of clauses (ii) and (iii), for the Permits required pursuant to Section 9.1(g) or such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

          (b)      Except for the Permits required pursuant to Section 9.1(g) and for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of related waiting periods required by Section 7.4 of this Agreement, no Consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body of competent jurisdiction is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof.

          6.4     Litigation.

          There are no Legal Proceedings pending or, to the Knowledge of Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

          6.5     No Regulatory Impediment.

          To Purchaser’s Knowledge, there is no fact relating to Purchaser’s business, operations, financial condition or legal status that might reasonably be expected to impair in any material respect its ability to obtain all consents, orders, authorizations, and approvals from federal or state Governmental Bodies necessary for the consummation of the transactions contemplated hereby within the time period contemplated by this Agreement.

          6.6     Financial Advisors.

          No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement for whom Seller is responsible for any fee or commission or like payment in respect thereof.

ARTICLE VII

COVENANTS

          7.1     Access to Information.

          Seller shall, and shall cause its Affiliates to, afford Purchaser, its officers, employees, advisors, attorneys, accountants and representatives reasonable access to make such investigation of the properties, businesses and operations of Seller and its Affiliates as they relate to the Business or Purchased Assets and such examination of the books, records and financial condition of Seller and its Affiliates as they relate to the Business or Purchased Assets as it reasonably requests and to make extracts and copies of such books and records, except to the extent such disclosure of books and records is not permitted under Applicable Law, and access to the members of management and personnel of the Business. Any such investigation, examination, discussion and review shall be conducted during the period prior to the Closing, during regular business hours and under reasonable circumstances and Seller shall cooperate fully therein. No investigation by Purchaser prior to or after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of Seller contained in this Agreement or the Seller Documents. In order that Purchaser may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as it may reasonably request of the affairs of Seller and its Affiliates as they relate to the Business or Purchased Assets, Seller shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of Seller and its Affiliates to cooperate fully with such representatives in connection with such review and examination.

          7.2     Conduct of the Business Pending the Closing.

          (a)      Except (i) otherwise expressly provided by this Agreement, (ii) as required by Applicable Law, (iii) as conducted in the Ordinary Course of Business, or (iv) as conducted with the prior written consent of Purchaser, and subject to Seller’s stated intent to sell the operating assets of the Business that are not Purchased Assets to one or more third parties, Seller shall:

          (i)      Except as set forth in Section 7.2(a)(i) of the Disclosure Memorandum, conduct the Business only in the Ordinary Course of Business;

          (ii)      use their commercially reasonable efforts to (A) preserve its present business operations, organization (including, without limitation, management and the sales force) and goodwill of Seller as they relate to the Business or Purchased Assets and (B) maintain its present relationships with Persons having business dealings with Seller (including, without limitation, customers, suppliers, officers, employees, underwriters, agents, brokers, sales representatives, correspondents, landlords and investors) with respect to the Business or the Purchased Assets;

          (iii)      maintain (A) all of the assets and properties of Seller that relate to the conduct of the Business or the Purchased Assets in their current condition, ordinary wear and tear excepted and (B) insurance upon all of the assets and properties of Seller that relate to the conduct of the Business or the Purchased Assets in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

          (iv)     (A) maintain the books, accounts and records of Seller that relate to the conduct of the Business or the Purchased Assets in the Ordinary Course of Business, (B) continue to collect accounts receivable and pay accounts payable that relate to the conduct of the Business or the Purchased Assets utilizing normal procedures and without discounting or accelerating payment of such accounts, and (C) comply in all material respects with all contractual and other obligations applicable to the operation the Business and the Purchased Assets;

          (v)      comply in all material respects with all Applicable Laws that relate to the conduct of the Business or the Purchased Assets;

          (vi)      pay all maintenance and similar fees and take all other appropriate actions as necessary to prevent the abandonment, loss or impairment of all Purchased Intellectual Property;

          (vii)     continue the existing credit collection control of delinquencies and other policies and practices relating to the conduct of the Business;

          (viii)    not take any action which would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement; and

          (ix)      pay all applicable Taxes as such Taxes become due and payable.

          (b)      Except as (i) otherwise expressly provided by this Agreement, (ii) as required by Applicable Law, (iii) as conducted in the Ordinary Course of Business, or

(iv) as conducted with the prior written consent of Purchaser, Seller shall not with respect to the Business or the Purchased Assets:

          (i)      Except as set forth in Section 7.2(b)(i) of the Disclosure Memorandum or as required pursuant to existing written agreements or Employee Benefit Plans as in effect prior to the execution of this Agreement, (A) increase the compensation payable or to become payable (including bonuses or bonus opportunities) or the benefits provided to any Employees; (B) grant any retention, severance, termination or similar pay to any Employee; or (C) establish, adopt, enter into, renew, terminate or amend any new or existing Employee Benefit Plan for the benefit of any Employee, except amendments and terminations required by Applicable Law;

          (ii)      make any loan or advance to any Person other than in the Ordinary Course of Business;

          (iii)      incur or assume any indebtedness other than in the Ordinary Course of Business;

          (iv)      subject to any Lien or otherwise encumber or, except for Permitted Exceptions, permit, allow or suffer to be encumbered, any of the Purchased Assets;

          (v)      sell, assign, license, transfer, convey, lease or otherwise dispose of any of the Purchased Assets;

          (vi)      except in the Ordinary Course of Business, deviate from or change (which changes and updates shall be presented to the Purchaser prior to implementation) in any respect any (A) collections, pricing, origination, credit or underwriting policies or procedures or collateral eligibility standards or procedures of Seller; (B) financial accounting policies, practices or procedures, (C) servicing practices, policies and procedures; or (D) actuarial, reserving, investment or risk management or other similar policies of the Business, except in the case of (D) to respond to changes in GAAP and Applicable Laws;

          (vii)      enter into, modify or terminate any labor or collective bargaining agreement or, through negotiation or otherwise, make any commitment or incur any Liability to any labor organization with respect to any Employee;

          (viii)     except as may be necessary to assign a Purchased Contract to Purchaser, enter into any transaction or enter into, modify, amend, terminate or renew any Purchased Contract which by reason of its size, terms or otherwise is not in the Ordinary Course of Business;

          (ix)      enter into any Contract, understanding or commitment that restrains, restricts, limits or impedes the ability of Purchaser, to compete with or conduct any business or line of business in any geographic area;

          (x)      affect any write-off of any material Acquired Account Receivable, except write-offs in the Ordinary Course of Business;

          (xi)      except as set forth in Section 7.2(b)(xi) of the Disclosure Memorandum, terminate, amend, restate, supplement or waive any rights under any Purchased Contract, Real Property Lease related to a Purchased Branch Office which by reason of its size, terms or otherwise is not in the Ordinary Course of Business;

          (xii)      amend the certificate of organization or incorporation or by-laws (or other similar governing documents) of Seller in a manner that would adversely impact the consummation of the transactions contemplated hereby;

          (xiii)     agree to do anything (A) prohibited by this Section 7.2; (B) which would make any of the representations and warranties of Seller in this Agreement untrue or incorrect in any material respect;(C) that would reasonably be expected to have a Material Adverse Effect; or (D) that would reasonably be expected to adversely affect or delay its ability to obtain any approvals required to consummate the transactions contemplated hereby;

          (xiv)     issue any material communications to Employees with respect to any personnel, employee benefit and other human resources matter relating to the transactions or actions contemplated by this Agreement without the prior consultation with Purchaser including providing Purchaser an opportunity to review, comment upon and concur with and use reasonable efforts to agree on the substance of such communications; provided that this provision shall not restrict the ability of Seller from responding to questions or to providing Employees with information relating to any benefits or compensation obligations of Seller.

          (xv)      make any capital expenditure or any new commitment to make any capital expenditure, except for such expenditures or commitments made in the Ordinary Course of Business or not exceeding $250,000 in the aggregate;

          (xvi)     settle any Litigation that contains terms that binds the way the Purchaser will conduct the Business after the Closing Date;

          (xvii)     authorize or permit any of Seller’s, Seller’s Affiliates or the Seller’s Representatives to directly or indirectly solicit, initiate or encourage any inquiries relating to, or that may reasonably be expected to lead to, the making of, any proposal that constitutes an Acquisition Proposal (as defined below), or recommend or endorse any Acquisition Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such Acquisition Proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Each of Seller, Seller’s Affiliates and the Seller’s officers, directors, employees, representatives or agents will immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Purchaser with respect to any Acquisition Proposal and, to the extent it is able to do so, require the return (or if permitted by the terms of the applicable confidentiality agreement, the destruction) of all confidential information previously provided to such parties. As used in this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer relating primarily to any proposal for a purchase of the Purchased Assets, except for (i) the transactions contemplated by this Agreement; (ii) as otherwise expressly permitted elsewhere in this Section 7.2; and (iii) Seller’s stated intention to sell the operating assets of the Business that are not Purchased Assets to one or more third parties. Notwithstanding the foregoing, the restrictions set forth in this Section 7.2(b)(xvii) shall not apply in the event Seller determines in good faith, after consultation with outside counsel, that the failure to consider an Acquisition Proposal would constitute a breach of Seller’s Board of Directors’ fiduciary duties under Applicable Law.

          (xviii)    take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Closing Date, or in any of the conditions set forth in Section 9 not being satisfied in any material respect or in a material violation of any provision of this Agreement, except, in each case, as may be required by Applicable Laws;

          (xix)     amend any Schedule to this Agreement, including without limitation Schedule 5.14; or

          (xx)      consent to any extension or waiver of the limitation period applicable to any Tax claim relating to Subsidiary or any of the Joint Venture Entities or make or change any Tax election for or in regard to Subsidiary or any of the Joint Venture Entities.

          (c)      Seller represents that as of the date of this Agreement, each of the Purchased Branch Offices, as listed on Schedule 2.1(h), are being operated in the Ordinary Course of Business. In the event Seller determines, after consultation with Purchaser, that any of the Purchased Branch Offices should not continue to operate for business reasons, including due to the loss of employees or the lack of demand for services provided by such Branch Office, Seller will take such actions as appropriate to discontinue the operation of the Branch Office; provided that Seller will provide Purchaser with a written list of all Branch Offices of Seller which as of the date provided to Purchaser have produced less than 30% (on an annualized basis) of their calendar year 2007 loan origination and Seller shall consult with Purchaser as to whether such Branch Offices are being operated in the Ordinary Course of Business. In the event Seller discontinues the operation of any Purchased Branch Office prior to the date which is five Business Days before the Closing Date, Seller shall amend Schedule 2.1(h) to delete such Branch Office in accordance with Section 2.5(d) of this Agreement, and such Branch Office will no longer be a Purchased Branch Office.

          7.3     Consents.

          Seller shall use (and shall cause each of its Affiliates to use) its commercially reasonable efforts, and Purchaser shall cooperate with Seller, to obtain at the earliest practicable date all Consents and approvals required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, including, without limitation, the Consents and approvals referred to in Sections 5.3(b) and 6.3(b).

          7.4     Regulatory Approvals.

          (a)      Each of Purchaser and Seller shall use commercially reasonable efforts to (i) make or cause to be made all filings required of each of them or any of their respective Subsidiaries or Affiliates under any Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within ten Business Days after the date of this Agreement, (ii) comply at the earliest practicable date with any request under any Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries from the FTC, the Antitrust Division of the Department of Justice or any other Governmental Body in respect of such filings or such transactions and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by Applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to Applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under any Antitrust Laws.

          (b)      Each of Purchaser and Seller shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the transactions contemplated by this Agreement under the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Antitrust Law, Seller shall use commercially reasonable efforts, and Purchaser shall cooperate with Seller, to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless, by mutual agreement, Purchaser and Seller decide that litigation is not in their respective best interests. Each of Purchaser and Seller shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under any Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Notwithstanding anything to the contrary provided herein, neither Purchaser nor any of its Affiliates shall be required (i) to hold separate (including by trust or otherwise) or divest any of its businesses, product lines or assets, or any of the Purchased Assets, (ii) to agree to any limitation on the operation or conduct of the Business, or (iii) to waive any of the conditions to this Agreement set forth in Section 9.1.

          (c)      Each party hereto hereby agrees to cooperate with each other party and to promptly prepare and file all necessary filings, applications and other documents, to obtain as promptly as practicable all Consents of Governmental Bodies necessary or advisable to consummate the transactions contemplated hereby and to lift any injunction or other legal bar to the consummation of the transactions contemplated by this Agreement (and, in such case, to proceed with the consummation of the transactions contemplated by this Agreement as expeditiously as possible), including through all possible appeals; provided, that Purchaser shall not be required to consummate the transactions contemplated hereby if, in the reasonable good faith judgment of Purchaser, any conditions or restrictions imposed by any third party or Governmental Body of competent jurisdiction in connection with any such Consent may reasonably be expected to materially impair the ability of Purchaser to consummate the transactions contemplated hereby or operate the Business or any other business operated by Purchaser or its Affiliates following the Closing in substantially the same manner it has been operated prior to the date of this Agreement. Subject to the timely receipt of all necessary information and materials from Seller, Purchaser shall, if necessary, file, on or prior to five Business Days after the date hereof, the appropriate application with the Office of the Comptroller of the Currency necessary to obtain the appropriate Consent required to consummate the transactions contemplated by this Agreement. Each party shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to Applicable Laws relating to the exchange of information, all information relating to Purchaser or Seller, as the case may be, that is reasonably relevant to such party in terms of obtaining any Consents of Governmental Bodies and which appears in any filing made with, or other written materials submitted to, any third party or Governmental Body in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of Purchaser and Seller shall act reasonably and as promptly as practicable. Purchaser and Seller agree that they will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including, subject to Applicable Laws relating to the exchange of information, promptly furnishing the other with copies of notice or other communications received by Purchaser or Seller, as the case may be, from any third party or Governmental Body with respect to the transactions contemplated hereby.

          (d)      The costs, expenses, and fees relating to filings made under the Antitrust Laws shall be paid equally by the Seller and Purchaser.

          7.5     Further Assurances.

          Each of Seller and Purchaser shall use its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

          7.6     Preservation of Records.

          (a)      Seller may retain for its records and not for use, disclosure, sale or other dissemination to any Person or in any manner, except for any purpose reasonably related to Seller’s prior ownership of the Business, one copy of all of the Documents that constitute Purchased Assets.

          (b)      Seller and Purchaser each agrees that it shall preserve and keep the records held by it or its Affiliates relating to the Purchased Assets for a period of six years from the Closing Date and shall make such records (including information relating to Taxes, and Mortgage Loan information relating to the Pipeline Loans and Servicing related to the Servicing Rights) and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings against or governmental investigations of Seller or any of its Affiliates or Purchaser or any of its Affiliates, in order to enable Seller or Purchaser to comply with its obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby, and in order to enable Seller to comply with requests from third parties. In the event Seller wishes to destroy (or permit to be destroyed) such records after that time, Seller shall first give 90 days prior written notice to Purchaser and Purchaser shall have the right at its option and expense, upon prior written notice given to Seller within that 90 day period, to take possession of the records within 180 days after the date of such notice.

          7.7     Publicity.

          The parties hereto shall consult in good faith with each other as to the form and substance of any press releases or other public announcements, including any related question and answer guidelines prepared or used by Seller, related to the transactions contemplated hereby and any filings with any Governmental Body or with any national securities exchange or interdealer quotation service with respect thereto prior to issuing any press release or other public announcement or making any filing. Without limitation of the foregoing, the parties hereby acknowledge that Seller’s sole shareholder will announce the execution of this Agreement on a Form 8-K to be filed with the SEC within four Business Days after the date of this Agreement, and shall attach an executed copy of this Agreement as an exhibit to the Form 8-K. In addition, certain Ancillary Agreements may also be filed as an exhibit to a Form 8-K to be filed upon execution of the Ancillary Agreements. Except as contemplated by the terms of this Agreement or as may otherwise be required by law, neither Seller or FHHL nor Purchaser, nor any of their respective Affiliates, will disclose to any Person not a party hereto (other than Affiliates and Representatives, who shall be bound by this provision) the terms of this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to prohibit any party from making any disclosure or filing that it determines, upon the advice of counsel to the party seeking to disclose, is required by Applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or necessary in connection with any Tax return or other document required to be filed with any Governmental Body or to prohibit Seller from making disclosures in connection with other discussions, questions or comments in connection with investor relations matters the principal focus of which is not specifically related to the transactions contemplated hereby provided that such disclosures or comments are not designed to adversely affect the reputation or business of a party or its Affiliates.

          7.8     Notice to Pipeline Loan Mortgagors and Others.

          Purchaser and Seller shall notify each Mortgagor under the Pipeline Loans of the sale of the Pipeline Loans in accordance with Applicable Laws.

          7.9     Use of Trade Names.

          (a)      Except as provided in this Section 7.9, within the timeframe set forth in the Transition Services Agreement, Purchaser will take such action necessary to ensure that the Business does not retain, do business under, or have any ownership right in, any Licensed Mark, except as specifically provided in this Section 7.9.

          (b)      Seller hereby grants to Purchaser and its Affiliates following the Closing Date, a non exclusive, non transferable, fully paid and royalty free license to use the trademarks and service marks shown in Exhibit I in the United States of America as have been used by the Business prior to the Closing Date (the “Licensed Marks”) in the manner the Licensed Marks were used by Business prior to the Closing Date and on stationery, signage and other business materials (whether in tangible or electronic form) (the “Licensed Uses”). Purchaser and its Affiliates shall comply with Exhibit J in connection with the Licensed Uses except as and to the extent that use of the Licensed Marks by Seller or the Business prior to the Closing Date in connection with their mortgage businesses did not so comply.

          (c)      Notwithstanding the foregoing, Purchaser shall use reasonable efforts to change all references to the Licensed Marks used by the Business as soon as reasonably practicable following the Closing Date. The license granted by this Section 7.9 shall be effective as of the Closing Date and shall terminate on the date set forth in the Transition Services Agreement, subject to any longer period of use that may be required under Applicable Law. Purchaser acknowledges, covenants and agrees that, except as specifically provided or permitted under this Agreement, Purchaser shall not acquire hereunder any right, title or interest in or to the Licensed Marks and shall not use in any manner, any Licensed Mark (except for descriptive or other fair use), and any content or text owned by Seller that is subject to state or federal copyright protection (except for descriptive or other fair use).

          (d)      Purchaser agrees that it shall, during the term of its license to the Licensed Marks under Section 7.9(b):

          (i)      use the Licensed Marks hereunder only for the Licensed Uses, and in conformity with this Section 7.9;

          (ii)      take reasonable steps to guard against the dilution and misuse of the Licensed Marks by using the Licensed Marks hereunder only for the Licensed Uses;

          (iii)     take reasonable steps to guard against use of the Licensed Marks in a manner that causes the public to view the Business as continuing to be owned by Seller;

          (iv)     promptly inform Seller of any known infringement of the Licensed Marks; and

          (v)     ensure that all of the services identified by the Licensed Marks (x) comply in all material respect with applicable local, state and federal government laws and regulations pertaining to such services, and (y) meet standards for such services generally accepted in the mortgage banking industry, except if and to the extent such services of Seller or the Business do not so comply prior to the Closing Date.

          (e)      Seller and Purchaser agree that the Licensed Marks are a valuable asset of Seller and its Affiliates and any misuse of the Licensed Marks in violation of this Section 7.9 may cause Seller and its Affiliates irreparable harm for which it may have no adequate remedy at law; therefore, Seller shall be entitled to seek a preliminary injunction and other equitable relief to prevent any further misuse of the Licensed Marks.

          (f)      Seller shall license that portion of the Excluded Assets used in the Transition Services Agreement by the Business (the “Licensed Excluded IP/IT”) to the Purchaser on a limited basis, or use such Licensed Excluded IP/IT on Purchaser’s behalf, to allow Purchaser to conduct the Business as it was conducted prior to the Closing Date, for such period as set forth in the Transition Services Agreement, pursuant to this Section 7.9 and as shall be further documented in the Transition Services Agreement. Prior to the Closing and during the applicable transition period, Seller shall reasonably assist Purchaser in acquiring such rights in such Licensed Excluded IP/IT as are reasonably necessary to the Business’s day-to-day business operations in accordance with the Transition Services Agreement.

          (g)      Seller covenants and agrees not to bring any action against Purchaser or any of its Affiliates on the grounds that Purchaser or any of its Affiliates has violated Seller’s rights under any patent or patent application owned by the Seller or its Affiliates that are used in the Business as of the Closing Date (the “Seller Patents”) by practicing one or more of the claims of the Seller Patents without obtaining a license to do so. Purchaser covenants and agrees not to bring any action against Seller or any of its Affiliates on the grounds that Seller has violated the Purchaser’s intellectual property and proprietary rights by exercising Seller’s rights to the Seller Patents.

          (h)      Within the timeframe set forth in the Transition Services Agreement, Seller shall, and shall cause its Affiliates to, cancel, withdraw or otherwise abandon all trademark, service mark, and Internet domain name registrations and applications which are Purchased Assets that include any Mark or other trademark, service mark, trade dress or other identifying symbol, indicator or label of Seller or its Affiliates.

          (i)       Seller shall defend and hold harmless Purchaser against any claims of any kind, made against Purchaser relating to the Licensed Marks; provided that Purchaser utilizes such Licensed Marks pursuant to this Section 7.9.

          7.10    Covenants Not to Compete and Not to Solicit.

          (a)      For purposes of this Agreement:

          (i)      a loan is made “with a consumer purpose” if it is made for (i) personal, family or household purposes including second and vacation homes (ii) investment property or (iii) reasons incidental to clauses (i) and (ii). Residential Mortgage Loans do not include loans made for commercial, corporate, business or agricultural purposes, or for multi-family loans (5+).

          (ii)      “Wholesale” means the acquisition by Seller or any Affiliate or Purchaser or any Affiliate thereof, as applicable, of (x) Residential Mortgage Loans in process that are originated by a third party mortgage broker and placed with Seller or any of its Affiliates or Purchaser or any of its Affiliates, as applicable, to be closed in the name of and funded by the Seller or any of its Affiliates or Purchaser or any of its Affiliates, as applicable, but excludes the origination of Residential Mortgage Loans by Seller or any Affiliate or Purchaser or any of its Affiliates, as applicable, as a mortgage broker for placement with and to be closed in the name of and funded by a third party lender or (y) Residential Mortgage Loans that are originated and closed in the name of a third party mortgage lender for simultaneous sale to Seller or any Affiliate or Purchaser or any of its Affiliates, as applicable, and for which the purchase price paid by the Seller or any of its Affiliates or Purchaser or any of its Affiliates, as applicable, is the source of funds used by the mortgage lender to make the Residential Mortgage Loan.

          (iii)      “Correspondent” means the acquisition by Seller or any Affiliate or Purchaser or any of its Affiliates, as applicable, of closed and funded Residential Mortgage Loans that are processed, underwritten, made and funded by a third party lender in accordance with the specified eligibility requirements of and for sale to Seller or any Affiliate or Purchaser or any Affiliate, as applicable, pursuant to one or more optional or mandatory delivery commitments and related master form mortgage loan purchase agreements that are executed and in effect prior to the making of such Residential Mortgage Loans by the lender.

          (iv)      “Retail” means the direct origination of a Residential Mortgage Loan by the Seller or any Affiliate or Purchaser or any Affiliate, as applicable, in its own name and with its own funds, provided that such Seller or any Affiliate or Purchaser or any Affiliate, as applicable, may use one or more contractors to perform origination assistance or fulfillment services for and on its behalf.

          (v)      “Mortgage Production Office” means a physical office location for the purpose of marketing, soliciting, or originating Mortgage Loans that is not a Bank Branch.

          (vi)      “Current Bank Footprint” means the geographic area consisting of the State of Tennessee and a twenty-five (25) mile radius of any Bank Branch of Seller outside the State of Tennessee or any Branch Office that is not a Purchased Branch Office existing as of the date of this Agreement.

          (vii)     “Future Bank Footprint” means the geographic area consisting of a twenty-five (25) mile radius of any Bank Branch of Seller established after the date of this Agreement.

          (viii)    “Target Bank” means a commercial bank or savings and loan association whose deposits are insured by the Federal Deposit Insurance Corporation.

          (ix)     “Target Broker-Dealer” means a Person registered as a broker-dealer under Section 15 of the Exchange Act with annual revenues in excess of $10,000,000.

          (b)      Except as provided in Section 7.10(c), during the period beginning on the Closing Date and ending on the date which is two (2) years following the Closing Date, none of Seller, FHHL, nor any Affiliate of Seller that is an entity shall, within the United States of America, without the prior written consent of Purchaser: engage in the business of originating or purchasing one-to-four family residential mortgage loans with a consumer purpose (“Residential Mortgage Loans”) through Retail, Wholesale, or Correspondent contractual arrangements (a “Competing Business”). During the period beginning on the Closing Date and ending on the date which is two (2) years following the Closing Date, neither Seller nor any Affiliate of Seller that is an entity shall, without the prior written consent of Purchaser, engage in the business of servicing Residential Mortgage Loans itself or by contracting with third parties to perform servicing of Residential Mortgage Loans except (i) servicing activities for Residential Mortgage Loans owned by such entity; (ii) interim servicing activities of Seller or any Affiliate of Seller in connection with the sale of loans; (iii) servicing activities pursuant to the Subservicing Agreement; (iv) servicing activities with respect to servicing rights owned by Seller or any Affiliate of Seller on the Closing Date; (v) servicing activities with respect to servicing rights created from any refinancing of any Residential Mortgage

          Loan or servicing owned by Seller or any Affiliate of Seller on the Closing Date; or (vi) servicing rights created from the origination of Residential Mortgage Loans by Seller or any Affiliate as permitted under the terms of this Section 7.10, in which the Residential Mortgage Loans are sold to a third party with servicing retained by Seller or its Affiliates.

          (c)      Notwithstanding the foregoing, Seller and its Affiliates shall not be prohibited from or restricted in:

          (i)      Engaging in the business of originating Residential Mortgage Loans on a Retail basis:

          (1)      by establishing or operating any Bank Branch or Mortgage Production Office that is within the Current Bank Footprint or the Future Bank Footprint; provided that the Seller will not open a new Mortgage Production Office outside the State of Tennessee except for Mortgage Production Offices that are located within a twenty five (25) mile radius of any Bank Branch of Seller existing as of the date of this Agreement; or

          (2)      through the internet on a website owned by Seller or any Affiliate; or

          (3)      to existing customers of the Seller within the Current Bank Footprint or to mortgagors to refinance any mortgage loans that the Seller owns or as to which the Seller owns the related servicing rights.

          (ii)      Engaging the business of originating Residential Mortgage Loans on a Wholesale or Correspondent basis:

          (1)      through relationships with mortgage brokers and loan correspondents that either are (A) existing brokers and loan correspondents for Residential Mortgage Loans originated by divisions of Seller other than the Business as of the date of this Agreement, (B) existing commercial customers of the Seller as of date of this Agreement or (C) become commercial customers after the date of this Agreement as part of a larger commercial banking relationship, with respect to Residential Mortgage Loans made to consumers who reside within 100 miles of the Current Bank Footprint, except where any loans made to consumers outside of this geographic area are immaterial and such activities are not being employed as a pretext to avoid the restrictive covenants set forth in this Section 7.10; or

          (2)      by purchasing Residential Mortgage Loans secured by properties located within Current Bank Footprint or the Future Bank Footprint to hold for one year or more in Seller's investment portfolio.

          (iii)      Merging with, or otherwise combining in any form with or acquiring any Target Bank or Target Broker-Dealer in any transaction in which Seller or any of its Affiliates is the surviving entity or ultimate controlling person following such transaction, in which event the entities in existence after such transaction shall be entitled to continue their existing businesses provided that the restrictions set forth in Section 7.10 will apply to any offices of such entities established subsequent to such transaction; provided that the parties have not structured the transaction as a pretext to avoid the restrictive covenants in this Section 7.10; or

          (iv)      Merging into, or otherwise combining in any form with or being acquired by any entity in any transaction in which Seller or any of its Affiliates is not the surviving entity or ultimate controlling person following such transaction, in which event none of the restrictions set forth in this Section 7.10 shall continue to apply, provided that the parties have not structured the transaction as a pretext to avoid the restrictive covenants in this Section 7.10.

          (d)      Seller agrees that for the period commencing on the Closing Date and ending on the date that is two (2) years after the Closing Date, it shall not solicit (in writing or otherwise) any Mortgagors of Pipeline Loans or Mortgagors of the Mortgage Loans that are identified on the Mortgage Loan Schedule attached to the Servicing Rights Purchase and Sale Agreement (collectively, the “Transferred Mortgage Loans”) to refinance a Transferred Mortgage Loan; provided that (i) mass advertising or mailings (such as placing advertisements on television, on radio, in magazines or in newspapers or including messages in billing statements) that are not made on a targeted basis to the Mortgagors of any Transferred Mortgage Loans on the basis of information that they obtained as a result of Seller’s ownership of the Business or as a result of a targeted search for such information, or (ii) a solicitation for financial services other than Mortgages to any Mortgagor with whom Seller or an Affiliate has a customer relationship unrelated to the Transferred Mortgage Loans and that are not made on a targeted basis to the Mortgagors of any Transferred Mortgage Loans on the basis of information that they obtained as a result of Seller’s ownership of the Business or as a result of a targeted search for such information shall not constitute solicitation and shall not violate this covenant. Without the prior written consent of Purchaser, Seller shall not sell or distribute any customer list incorporating the names of Mortgagors of any Transferred Mortgage Loans and shall not itself use any such list to solicit or promote, or to allow any other person to solicit or promote, the sale of any services or products to any such Mortgagor of any Transferred Mortgage Loans, in each case using information that it or they obtained as a result of Seller’s ownership of the Purchased Assets.

          (e)      For a period of two (2) years from the date of this Agreement, neither Seller nor its Affiliates will directly or indirectly hire any Transferred Employee for employment or as an independent contractor, or otherwise engage the services of such Transferred Employee. Notwithstanding the foregoing, subject to the restrictions on solicitation set forth in Section 7.10(g), Seller may hire any such person who has been terminated by Purchaser or its Affiliates without cause, provided Seller provides notice to Purchaser of such hiring prior to the commencement of services by such person.

          (f)       For a period of two (2) years from the date of this Agreement, neither Purchaser nor its Affiliates will directly or indirectly hire any Excluded Employee for employment or as an independent contractor, or otherwise engage the services of such Excluded Employee. Notwithstanding the foregoing, subject to the restrictions on solicitation set forth in Section 7.10(h), Purchaser may hire any such person who has been terminated by Seller or its Affiliates without cause, provided Purchaser provides notice to Seller of such hiring prior to the commencement of services by such person.

          (g)      For a period of three (3) years from the date of this Agreement, no employee, agent or other representative of Seller or its Affiliates will solicit or cause to be solicited for employment, directly or indirectly, any Transferred Employee. Notwithstanding the foregoing, upon expiration of the restrictions set forth in Section 7.10(e), Seller may (a) hire any such person who has been terminated by Purchaser or its Affiliates before the commencement of employment discussions; (b) solicit and hire such person through general public advertisements that are not primarily targeted at such person; (c) hire any such person who, of his/her own initiative and without any direct or indirect encouragement by Seller or its Affiliates, approaches Seller or its Affiliates seeking employment; and/or (d) hire any person contacted by a third party recruiter provided such contractor is not directed to contact the Transferred Employee.

          (h)      For a period of three (3) years from the date of this Agreement, no employee, agent or other representative of Purchaser or its Affiliates will solicit or cause to be solicited for employment, directly or indirectly, any Excluded Employee. Notwithstanding the foregoing, upon expiration of the restrictions set forth in Section 7.10(f), Purchaser may (a) hire any such person who has been terminated by Seller or its Affiliates before the commencement of employment discussions; (b) solicit and hire such person through general public advertisements that are not primarily targeted at such person; (c) hire any such person who, of his/her own initiative and without any direct or indirect encouragement by Purchaser or its Affiliates, approaches Purchaser or its Affiliates seeking employment; and/or (d) hire any person contacted by a third party recruiter provided such contractor is not directed to contact such Excluded Employee.

          (i)       If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7.10 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope or duration of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

          (j)      Seller agrees and acknowledge that remedies under Applicable Law for any breach of its obligations under this Section 7.10 are inadequate and that in addition thereto the Purchaser shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any such breach.

          7.11    Transfer of Assets Following the Closing.

          In the event that, at any time on or after the Closing, Seller or the Purchaser shall receive or otherwise possess any asset that is allocated to the other party pursuant to this Agreement, such party (the “Transferor”) shall, to the extent permitted by Applicable Law, promptly transfer, or cause to be transferred, such asset to the party so entitled thereto or to have been responsible therefor (the “Transferee”), and such Transferee shall accept or assume, or cause to be accepted or assumed, such asset. Prior to such transfer, the Transferor shall hold such asset in trust for the benefit of the Transferee and shall perform all obligations of the Transferee under such agreement following the Closing. Unless otherwise required by Applicable Law, as determined in good faith by the party reporting the transaction, each of Seller and the Purchaser shall (a) treat for all Tax purposes the receipt of any such asset as having been originally received or accrued by the Transferee rather than the Transferor and (b) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a good faith resolution of a Tax Contest relating to such treatment).

          7.12    Notice of Developments.

          Prior to the Closing, the Seller shall promptly notify the Purchaser in writing of (a) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which would be reasonably likely to result in any breach of a representation or warranty or covenant of the Seller in this Agreement or which would be reasonably likely to have the effect of making any representation or warranty of the Seller in this Agreement untrue or incorrect in any material respect, (b) any breach by any Seller of any of the representations, warranties and covenants of the Seller in this Agreement and (c) all other material developments affecting the assets, Liabilities, business, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Business.

          7.13    ARM Corrections.

          Seller shall cause an ARM Loan audit to be performed based on a sample of up to 250 ARM Loans using industry standard sampling techniques identified by Purchaser after consultation with the Seller’s internal audit group. The sample shall be selected by the Purchaser in its sole discretion within 10 Business Days after the receipt by Purchaser of Seller’s list of ARM Loans currently serviced by Seller, which shall be provided to Purchaser within five Business Days following the date hereof, and the audit shall be completed within 60 days after Seller is notified by the Purchaser of the sample selected by Purchaser. Based on the findings in such audit, Seller shall (i) cause all identified servicing errors in any Mortgage Loan that is an ARM Loan to be corrected in compliance with Applicable Servicing Requirements, (ii) with respect to such identified errors, pay at their expense all necessary and appropriate refunds to affect consumers, and (iii) if any systemic errors are discovered, correct all such errors at their expense with respect to all affected loans in accordance with the Seller’s normal policy and procedures.

          7.14    Monthly Financial Information.

          Not later than the 10th Business Day of each month between the date of this Agreement and the Closing Date, Seller shall provide Purchaser with (i) an unaudited consolidated balance sheet and income statement of the Business, inclusive of the current fair market value of the

          Purchased Hedging Instruments, as of the most recently completed month-end period (a “Monthly Unaudited Company Financial Sheet”) which shall be accompanied by a certificate, duly executed by the chief financial officer of FHHL stating that such Monthly Unaudited Company Financial Sheet fairly presents, in all material respects, the consolidated financial position of Seller as of the date indicated therein, in accordance with GAAP (as of the date of such Monthly Unaudited Company Financial Sheet); and (ii) a report delivered as a computer tape containing, with respect to each Transferred Mortgage Loan, the information specified on Schedule 7.14 as of the most recent month-end period.

          7.15    Fixed Asset Inventory.

          No later than 10 Business Days prior to the Closing, Seller shall take an inventory of the fixed assets of the Business to be included in the Purchased Assets for the purpose of preparing the Final Calculation Statement (the “Fixed Assets Inventory”). The Fixed Assets Inventory shall be conducted in accordance with the Seller’s past practices of inventory determination and valuation in the preparation of the financial statements of the Business and calculated in accordance with GAAP applied on a consistent basis with the same accounting principles and practices used by Seller in the Ordinary Course of Business (but only to the extent consistent with GAAP). At the conclusion of the Fixed Assets Inventory, Seller shall prepare and deliver to the Purchaser a report consistent with reports customarily prepared by Seller in connection with its performance of a physical inventory with respect to the Business.

          7.16    Transition Services Agreement.

          Seller and Purchaser will negotiate and will use their commercially reasonable efforts to finalize the terms of a Transition Services Agreement by June 30, 2008. The Transition Services Agreement will provide for certain services each party will provide to the other party for an interim period of time, with the fees owed by a party for such services to be equal to the actual cost incurred by the party providing the services. A list of the services contemplated to be provided by each party as of the date of this Agreement is set forth on Schedule 7.16 of this Agreement.

          7.17    Evaluated Business.

          Purchaser shall continue to evaluate whether it desires to purchase the Evaluated Business and Evaluated Business Assets. In the event Purchaser determines that it desires to purchase the Evaluated Business, it shall notify Seller in writing of such decision on or before June 30, 2008. Upon notification to Seller that Purchaser desires to purchase the Evaluated Business and the Evaluated Business Assets, the Evaluated Business Assets and the Evaluated Business will be Purchased Assets pursuant to Section 2.1 of this Agreement and the Liabilities of Evaluated Business and Evaluated Business Assets that arise out of or relate to the period after the Closing will be Assumed Liabilities under Section 2.3 of this Agreement; provided that except as otherwise provided in this Agreement, the Purchaser shall not assume (A) any Liability arising pertaining to the Evaluated Business and Evaluated Business Assets that is not assigned to the Purchaser at the Closing due to the failure to receive any third party Permit or otherwise except as provided in Section 2.5(c). In the event Purchaser fails to notify Seller by June 30, 2008 that it desires to purchase the Evaluated Business and the Evaluated Business Assets, the

          Evaluated Business Assets and the Evaluated Business will be Excluded Assets pursuant to Section 2.2 of this Agreement and all Liabilities of Evaluated Business and Evaluated Business Assets will be Excluded Liabilities under Section 2.3 of this Agreement.

          7.18    Document Custodian Services.

          Subject to Applicable Servicing Requirements and the continuation of Servicer’s Past Practices (as defined in the Subservicing Agreement), and conditioned upon terms and conditions (including without limitation pricing) that are as good or better than terms available to Seller through alternative custodial arrangements, Purchaser shall act as the Document Custodian (as defined in the Subservicing Agreement) until the third anniversary of the Closing Date with respect to all Mortgage Loans for which Seller serves as document custodian as of the Closing Date.

          7.19    Purchaser Warehouse Line of Credit.

          Subject to Closing the transactions contemplated herein, Seller agrees to participate in a line of credit to be extended to Purchaser after the Closing Date for the purpose of funding the origination of Mortgage Loans (the “Purchaser Warehouse Line of Credit”) in a maximum amount not to exceed $50,000,000 for a term not to exceed twelve months; provided, however that the following conditions are met:

          (a)      the Purchaser Warehouse Line of Credit is extended on market terms and conditions, consistent with similar types of lending arrangements extended by commercial lenders in the financial services industry at the time of origination;

          (b)      the agent arranging the Purchaser Warehouse Line of Credit is JPMorgan, and JPMorgan participates in the Purchaser Warehouse Line of Credit in an amount equal to at least two times the amount of Seller’s participation; and

          (c)      in the event the aggregate commitment amount of lenders desiring to participate in the Purchaser Warehouse Line of Credit is oversubscribed, Seller’s commitment to participate in the Purchaser Warehouse Line of Credit shall be reduced by the amount of the oversubscription.

ARTICLE VIII

EMPLOYEES AND EMPLOYEE BENEFITS

          8.1     Employment.

          (a)      Transferred Employees. The Purchaser or its Affiliates shall extend offers of employment effective on the first Business Day immediately following the Closing Date, and otherwise on terms Purchaser or its Affiliates shall determine in their discretion, to substantially all Employees who have been identified by Seller on the list to be provided to Purchaser under Section 5.14(e) (the “Prospective Transferred Employees”), subject to routine employment screening and all other measures determined in Purchaser’s discretion and as generally applicable to Purchaser’s new hires, and otherwise in accordance with all Applicable Laws. At least ten (10) Business Days prior to the Closing Date Purchaser shall deliver, in writing, the offers of employment to substantially all Prospective Transferred Employees. Each such offer of employment shall be at comparable compensation plan levels as in effect immediately prior to the date of this Agreement. Such individuals who accept such offer on or before the first Business Day immediately following the Closing Date are hereinafter referred to as the “Transferred Employees.”

          (b)      Nonsolicitation of Prospective Transferred Employees. Seller agrees that prior to the Closing Date, neither it nor any of its Affiliates will solicit or cause to be solicited any Prospective Transferred Employee to induce such Prospective Transferred Employee to continue in the employment of Seller or an Affiliate of Seller after the Closing Date. Seller agrees to cooperate in assisting and supporting Purchaser’s hiring of the Prospective Transferred Employees.

          (c)      At the sole discretion of Purchaser, Purchaser shall provide employee benefits (including, without limitation, health, life and disability insurance, but specifically excluding stock options, restricted stock or other plans involving the potential issuance of securities or equity rights) to Transferred Employees that are no less favorable in the aggregate to such Transferred Employees and any dependents and beneficiaries of such Transferred Employees, as appropriate, than those provided to a similarly situated employee of Purchaser or its Affiliates who is not a Transferred Employee, taking into account the employee’s performance and geographic location. Except as specifically set forth in the immediately preceding sentence with respect to benefits for Transferred Employees, nothing in this Agreement shall be construed as restricting Purchaser or Seller or any of their Affiliates, in the exercise of its independent business judgment, in modifying any of the terms and conditions of the employment of any employee following the Closing or terminating the employment of any employee, including any Transferred Employee, following the Closing.

          (d)      With respect to the benefit plans of Purchaser in which any Transferred Employee participates after the Closing (each, a “Purchaser Benefit Plan”), Purchaser shall cause each such Purchaser Benefit Plan to recognize the service of each such Transferred Employee prior to the Closing with Seller and its Affiliates as employment with Purchaser and its Affiliates for purposes of eligibility and benefit entitlement (e.g., vesting), but not for purposes of benefit accrual under any retirement benefit program, under each such Purchaser Benefit Plan. With respect to medical, dental and other health and welfare Purchaser Benefit Plans covering Transferred Employees as required herein, Purchaser shall waive any waiting periods or limitations, for the calendar year in which the Closing Date occurs, or exclusions relating to pre-existing conditions to the extent that such periods, limitations or exclusions were not applicable to or had been satisfied by such Transferred Employees immediately prior to the Closing Date under applicable Employee Benefit Plans of Seller or its Affiliate.

          (e)      Purchaser shall not be responsible (and Seller shall be responsible) for any health and accident claims and expenses which is incurred prior to the Closing with respect to the Transferred Employees. Except to the extent that the normal operation of

FSA accounts sponsored by Seller for Transferred Employees would allow claims post-closing, Seller shall not be responsible (and Purchaser shall be responsible) for any health and accident claims and expenses which is incurred from and after the Closing Date with respect to the Transferred Employees. Purchaser agrees to provide continuation coverage required by COBRA to all Transferred Employees and their covered beneficiaries who become entitled to COBRA coverage in connection with a “qualifying event” (as such term is defined in ERISA) that occurs after the Closing Date. Seller shall provide continuation coverage required by COBRA to all Transferred Employees and their covered beneficiaries who became entitled to COBRA coverage in connection with a “qualifying event” that occurred on or before the Closing Date.

          (f)      Nothing in this Article VIII shall require Purchaser or Seller to provide or continue any specific plans, programs, policies or arrangements. Furthermore, Purchaser shall not assume any Employee Benefit Plan which is maintained, contributed to or required to be contributed to by Seller or any Affiliate of Seller, and Seller shall retain all Liabilities and obligations for all benefits incurred, accrued, or legally committed to, if any, under such Employee Benefit Plans including, but not limited to, responsibility for all welfare plan claims incurred by Employees and all long or short-term disability claims arising from disabilities that arose prior to Closing. For this purpose, a claim is incurred when the medical or other service giving rise to the claim is performed, except that in the case of death, a claim is incurred upon death. Seller shall retain all Liabilities and obligations to provide post-retirement health and life insurance benefits to former employees and Employees (and their covered spouses and dependents) incurred under the terms of the Employee Benefit Plans which is maintained, contributed to or required to be contributed to by Seller.

          (g)      Notwithstanding anything in this Agreement to the contrary, the terms of this Agreement shall not amend or have the effect of amending the terms of any Employee Benefit Plan or Purchaser Benefit Plan.

          8.2     Personnel Files.

          From time to time from and after the Closing Date, Seller shall transfer and deliver to Purchaser the personnel files, background check reports and fingerprinting records of any Transferred Employee who consents to such transfer of files in writing pursuant to a consent and release in form and substance reasonably satisfactory to Seller (each, an “Employee Release”). Seller shall transfer and deliver to Purchaser these files within ten (10) Business Days after Seller shall have received a duly executed Employee Release signed by the Transferred Employee. Seller shall have no obligation to transfer or deliver to Purchaser any personnel files of any Transferred Employee unless and until Seller receives a duly executed Employee Release signed by the Transferred Employee.

          8.3     Standard Procedure.

          Pursuant to the “Standard Procedure” provided in Section 4 of Revenue Procedure 2004-53, 2004-34 IRB 320, (i) Purchaser and Seller shall report on a predecessor/successor basis as set forth therein, (ii) Seller will not be relieved from filing a Form W 2 with respect to any

          Transferred Employees, and (iii) Purchaser will undertake to file (or cause to be filed) a Form W 2 for each such Transferred Employee only with respect to the portion of the year during which such Employees are employed by the Purchaser that includes the Closing Date, excluding the portion of such year that such Employee was employed by Seller.

          8.4     Terminated Employees.

          At the Closing, Seller shall deliver to Purchaser a true and complete list of all Employees who suffered an “employment loss” as defined in WARN within 90 days prior to the Closing Date.

ARTICLE IX

CONDITIONS TO CLOSING

          9.1     Conditions Precedent to Obligations of Purchaser.

          The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by Applicable Law):

          (a)      the representations and warranties of Seller set forth in this Agreement that are qualified as to materiality or that contain a Material Adverse Effect qualifier shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality or that contain a Material Adverse Effect qualifier shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

          (b)      Seller shall have performed and complied in all material respects with all obligations and agreements required in this Agreement or the Ancillary Agreements to be performed or complied with by it prior to the Closing Date;

          (c)      there shall not have been or occurred any event, change, occurrence or circumstance that has had or has a reasonable likelihood of having a Material Adverse Effect since the date of this Agreement;

          (d)      Purchaser shall have received a certificate signed by an authorized officer of Seller, dated the Closing Date, to the effect that each of the conditions specified above in Sections 9.1(a)-(c) have been satisfied;

          (e)      there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and no Legal Proceedings shall have been instituted or threatened or claim or demand made against Seller or Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby; provided, however, that with respect to a threat, claim, or demand, counsel for the affected party has concluded in its opinion that there is a credible basis for such threat, claim, or demand;

          (f)      Seller shall have obtained (i) any Consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Body of competent jurisdiction required to be obtained or made in connection with the execution and delivery of this Agreement or the performance of the transactions contemplated herein, (ii) all Consents, waivers and approvals under all Antitrust Laws and those Consents, waivers and approvals referred to in Section 5.3(b) in a form and substance satisfactory to Purchaser, and (iii) the Consent of the other owners of the Joint Venture Entities to consummate the acquisition of the JV Interests, including the consent of each member or partner of each Joint Venture Entity to making an election under Section 754 of the Code in the sole discretion of Purchaser, as contemplated herein;

          (g)      Purchaser shall be approved by (i) HUD as a Title II Supervised Mortgagee and servicer for FHA Loans, (ii) approved by Fannie Mae and Freddie Mac as an approved seller and servicer of residential mortgages, and (iii) Ginnie Mae as an “issuer”;

          (h)      Purchaser shall have completed the steps required to employ the Transferred Employees as of the Closing Date;

          (i)       Seller shall have delivered, or caused to be delivered, to Purchaser the following certificates, instruments, and documents duly executed by Seller (or in the case of the opinion of counsel, duly executed by Seller’s counsel):

          (i)      the Servicing Rights Purchase and Sale Agreement in the form of Exhibit C;

          (ii)      the Subservicing Agreement in the form of Exhibit D; (iii)      the Transition Services Agreement; (iv)      the Bill of Sale in the form of Exhibit E;

          (v)      the Assignment and Assumption Agreement for Purchased Contracts in the form of Exhibit F-1;

          (vi)      the Assignment and Assumption Agreement for Office Leases in the form of Exhibit F-2;

          (vii)     the Assignment and Assumption Agreement for Acquisition Contracts in the form of Exhibit F-3;

          (viii)    a Joint Venture Interest Assignment and Acceptance Agreement with respect to each of the JV Interests to be transferred to Purchaser, a form of which is attached as Exhibit F-4;

          (ix)     a Subsidiary Assignment and Acceptance Agreement in the form attached as Exhibit F-5.

          (x)      an opinion of counsel in the form of Exhibit G;

          (xi)      the lease with respect to the Headquarters in the form of Exhibit H;

          (xii)      a certificate of non-foreign status as described in Treas. Reg. Section 1.1445 -2(b)(2) (a “FIRPTA Certificate”); and

          (xiii)     all such other documents as Purchaser may reasonably request in order to consummate the transactions contemplated under this Agreement.

          9.2     Conditions Precedent to Obligations of Seller.

          The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by Applicable Law):

          (a)      the representations and warranties of Purchaser set forth in this Agreement that are qualified as to materiality or that contain a Material Adverse Effect qualifier shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materially or that contain a Material Adverse Effect qualifier shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

          (b)      Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement or the Ancillary Agreements to be performed or complied with by Purchaser on or prior to the Closing Date;

          (c)      Seller shall have received a certificate signed by an authorized officer of Purchaser, dated the Closing Date, to the effect that each of the conditions specified above in Sections 9.2(a)-(b) have been satisfied;

          (d)      there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and no Legal Proceedings shall have been instituted or threatened or claim or demand made against Seller or Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby; provided, however, that with respect to a threat, claim, or demand, counsel for the affected party has concluded in its opinion that there is a credible basis for such threat, claim, or demand;

          (e)      Purchaser shall have obtained (i) any Consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Body of competent jurisdiction required to be obtained or made in connection with the execution and delivery of this Agreement or the performance of the transactions contemplated herein, and (ii) all Consents, waivers and approvals under all Antitrust Laws and those Consents, waivers and approvals referred to in Section 6.3(b) in a form and substance satisfactory to Seller;

          (f)      Purchaser shall be approved by (i) HUD as a Title II Supervised Mortgagee and servicer for FHA Loans, (ii) approved by Fannie Mae and Freddie Mac as an approved seller and servicer of residential mortgages, and (iii) Ginnie Mae as an “issuer”;

          (g)      Purchaser shall have delivered, or caused to be delivered, to Seller the following certificates, instruments, and documents duly executed by Purchaser (or in the case of the opinion of counsel, duly executed by Purchaser’s counsel, who may be an employee of Purchaser):

          (i)      the Servicing Rights Purchase and Sale Agreement in the form of Exhibit C;

          (ii)      the Subservicing Agreement in the form of Exhibit D;

          (iii)      the Transition Services Agreement;

          (iv)      the Assignment and Assumption Agreement for Purchased Contracts in the form of Exhibit F-1;

          (v)      the Assignment and Assumption Agreement for Office Leases in the form of Exhibit F-2;

          (vi)     the Assignment and Assumption Agreement for Acquisition Contracts in the form of Exhibit F-3;

          (vii)     a Joint Venture Interest Assignment and Acceptance Agreement with respect to each of the JV Interests to be transferred to Purchaser, a form of which is attached as Exhibit F-4;

          (viii)    a Subsidiary Assignment and Acceptance Agreement in the form attached as Exhibit F-5;

          (ix)     the Non-Negotiable Promissory Note in the form attached as Exhibit F-6;

          (x)      the lease with respect to the Headquarters in the form of Exhibit H;

          (xi)      an opinion of counsel in the form of Exhibit K; and

          (xii)     such other documents as Seller may reasonably request in order to consummate the transactions contemplated under this Agreement.

ARTICLE X

INDEMNIFICATION

          10.1    Survival of Representations, Warranties, and Covenants.

          The representations, warranties, and covenants of the parties contained in this Agreement or any Seller Document or Purchaser Document shall survive the Closing as follows:

          (a)      the representations and warranties in Sections 5.1, 5.2, 6.1, and 6.2 shall survive the Closing indefinitely;

          (b)      the representations and warranties in Section 5.8 shall survive the Closing and will not terminate until 30 calendar days after the expiration of the statute of limitations applicable to the matters covered thereby;

          (c)      the representations and warranties in Section 5.17 shall survive the Closing and will not terminate until the third anniversary of the Closing Date;

          (d)      all representations and warranties relating to the Joint Venture Entities and the Subsidiary, other than those representations and warranties addressed in Sections 5.1, 5.2, and 5.8 which shall be governed by the survival period set forth in Section 10.1(a)-(c) above, shall survive the Closing and will not terminate until the third anniversary of the Closing Date;

          (e)      all other representations and warranties in this Agreement shall survive the Closing and will not terminate for 365 calendar days following the Closing Date; and

          (f)      The covenants and agreements of the parties hereto contained in this Agreement shall, subject to the express terms thereof, survive the Closing indefinitely (items 10.1(a) through (e) collectively, the “Survival Period”);

provided, that any obligation to indemnify and hold harmless shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the indemnifying party in accordance with Section 10.3(a) before the termination of the Survival Period.

          10.2    Indemnification.

          (a)      Subject to Sections 10.1, and 10.4, Seller hereby agrees to indemnify and hold Purchaser harmless from and against:

          (i)      any and all Losses based upon, attributable to or resulting from the failure of any of the representations or warranties of Seller set forth in this Agreement or in any Seller Document to be true and correct in all respects at the date hereof and at the Closing Date (it being understood and agreed that such representations and warranties shall be interpreted without giving effect to any such limitations or qualifications as to “Knowledge”, “materiality” or “Material Adverse Effect” set forth therein);

          (ii)      any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of Seller under this Agreement (including without limitation those covenants set forth in Article VII) or any Seller Document;

          (iii)     any and all Losses attributable to any Transferred Employee resulting from or based upon (A) any employment-related Liability (statutory or otherwise) with respect to employment or termination of employment on or prior to the Closing Date, (B) except as set forth in the Transition Services Agreement, any Liability relating to, arising under or in connection with any Employee Benefit Plan, including any Liability under COBRA, whether arising prior to, on or within three years after the Closing Date (C) any Liability under WARN, or (D) any failure of Seller or its Affiliates to comply with any applicable wage and hour laws, including without limitation the Fair Labor Standards Act and any applicable state laws or regulation attributable to or in connection with any improper classification of Employees as exempt or nonexempt; and

          (iv)     any and all Losses arising out of, based upon or relating to any Excluded Asset, Excluded Liability or Excluded Employee or to Seller’s operation of the Business prior to the Closing (notwithstanding any exception listed in the Disclosure Memorandum).

          (b)      Subject to Sections 10.1 and 10.4, Purchaser hereby agrees to indemnify and hold Seller harmless from and against:

          (i)      any and all Losses based upon, attributable to or resulting from the failure of any of the representations or warranties of Purchaser set forth in this Agreement or any Purchaser Document, to be true and correct at the date hereof and at the Closing Date;

          (ii)      any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of Purchaser under this Agreement or any Purchaser Document;

          (iii)     any and all Losses arising out of, based upon or relating to any Assumed Liability; and

          (iv)     any and all Losses arising out of, based upon or relating to any Purchased Asset, Assumed Liability or Transferred Employee, in each case arising solely from Purchaser’s operation of the Business after the Closing.

          10.3    Indemnification Procedures.

          (a)      A claim for indemnification for any matter not involving a third party claim may be asserted by written notice to the party from whom indemnification is sought, which notice shall include a reasonable description of the basis for the claim.

          (b)      In the event that any Legal Proceedings shall be instituted or that any Third Party Claim is asserted, the indemnified party shall reasonably and promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. If the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party hereunder against any Losses that may result from such Third Party Claim, the indemnifying party shall have the right, at its sole expense, to be represented by counsel mutually acceptable to the indemnified party and the indemnifying party and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses for which indemnification is sought hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses for which indemnification is sought hereunder, it shall within ten days (or sooner, if the nature of the Third Party Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses for which indemnification is sought hereunder, fails to notify the indemnified party of its election as herein provided the indemnified party may then, but only then, defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the indemnified party defends any Third Party Claim, then the indemnifying party shall reimburse the indemnified party for the reasonable expenses of defending such Third Party Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Third Party Claim, the indemnified party may participate, at his or its own expense, in the defense of such Third Party Claim; provided, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate, (ii) in the reasonable opinion of counsel to the indemnified party a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable, or (iii) Purchaser reasonably anticipates the Third Party Claim to have a material and adverse effect upon either the Purchaser’s use of the Purchased Assets and/or the conduct or reputation of the Business after the Closing Date; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel (and any appropriate local counsel) for all indemnified parties in connection with any Third Party Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim. The parties acknowledge and agree that a class action claim against the Purchaser and/or its Affiliates based on Purchaser’s method of servicing Mortgage Loans is reasonably anticipated to have such a material and adverse effect pursuant to subsection (iii) in the prior sentence; provided, however, that Purchaser’s method of servicing Mortgage Loans is in accordance with Seller’s past practices of servicing Mortgage Loans. Notwithstanding anything in this Section 10.3 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant and such party provide to such other party an unqualified release from all Liability in respect of the Third Party Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third party claimant, and the indemnifying party notifies the indemnified party in writing of the indemnifying party’s willingness to accept the settlement offer and, subject to the applicable limitations of Section 10.4, pay the amount called for by such offer, and the indemnified party declines to accept such offer, the indemnified party may continue to contest such Third Party Claim, free of any participation by the indemnifying party, and the amount of any ultimate Liability with respect to such Third Party Claim that the indemnifying party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the indemnified party declined to accept plus the Losses of the indemnified party relating to such Third Party Claim through the date of its rejection of the settlement offer or (B) the aggregate Losses of the indemnified party with respect to such Third Party Claim. If the indemnifying party makes any payment on any Third Party Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Third Party Claim. Notwithstanding the foregoing and regardless of whether or not such Third Party Claim is reasonably anticipated to have a material and adverse effect upon either the Purchaser’s use of the Purchased Assets and/or the conduct or reputation of the Business after the Closing Date, an indemnified party shall have the right both to employ separate counsel at the indemnifying party’s expense and to control the defense of any Third Party Claim if, (x) in the reasonable opinion of counsel to the indemnified party a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable, (y) such claim is based upon an investigation, inquiry, or other proceeding by a Governmental Body, or (z) such claim pertains to allegations that the indemnified party reasonably believes that such assumption of defense is necessary to assure that its authority and approvals to service are not materially impaired.

          (c)      After any final judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to an Third Party Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall be required to pay all of the sums so due and owing to the indemnified party by wire transfer of immediately available funds within five Business Days after the date of such notice.

          (d)      The failure of the indemnified party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual Loss and prejudice as a result of such failure.

          (e)      In the event that Purchaser repurchases any Pipeline Loans sold to Investors or any other Person by Purchaser under facts or circumstances in which Seller would be obligated to indemnify Purchaser pursuant to this Agreement, then Seller may elect to repurchase such Pipeline Loans from Purchaser instead of indemnifying Purchaser pursuant to this Article X. To exercise its right to repurchase any Pipeline Loan under this Section 10.3(e), Seller must provide Purchaser with written notice of such election within five Business Days of receipt of notice from Purchaser pursuant to this Section 10.3 of an indemnification claim for which Purchaser is seeking indemnification from Seller. The purchase price for any Pipeline Loan which Seller elects to repurchase from Purchaser pursuant to this Section 10.3(e) shall be equal to the sum of (i) the purchase price paid by Purchaser to repurchase such Pipeline Loan plus (ii) Purchaser’s actual out-of-pocket costs and expenses for holding, servicing and administering such Pipeline Loan prior to the repurchase of such Pipeline Loan by Seller less (iii) any principal or interest paid by the borrower to Purchaser with respect to such Pipeline Loan.

          10.4    Limitations on Indemnification.

          (a)      Seller shall not have any Liability under Section 10.2(a) and Purchaser shall not have any Liability under Section 10.2(b) unless and until the aggregate amount of Losses to the indemnified parties to arise thereunder based upon, attributable to or resulting from a breach of any representation or warranty exceeds $400,000 (the “Deductible”) and, in such event, the indemnifying party shall be required to pay only the amount of such Losses that exceeds the Deductible.

          (b)      Until the amount of claims exceeds an aggregate of $100,000 and subject to the Deductible as applicable, no single claim for Losses may be made for indemnification or aggregated with any other claim for indemnification if the amount of such claim does not exceed $5,000.

          (c)      Notwithstanding the foregoing, the Deductible shall not apply to the extent Purchaser seeks reimbursement or indemnification for (i) Losses resulting from fraud; (ii) Losses resulting from intentional misrepresentation; (iii) Losses under Sections 10.2(a)(ii), 10.2(a)(iii), or 10.2(a)(iv); (iv) amounts due under Section 2.7; (v) Losses resulting from a breach of any representations and warranties set forth in Sections 5.1(Organization; Valid Existence), 5.2(Authorization of Agreement), 5.6(Title to Purchased Assets), 5.8(Taxes), 5.13(Employee Benefits), or 5.24(Sufficiency of Assets) or (vi) Losses resulting from a breach of any of Seller’s representations and warranties relating to the Joint Venture Entities or the Subsidiary. Breaches by Seller of any representations or warranties relating to the Joint Venture Entities or the Subsidiary (other than as set forth in subsections (i)-(v) of this Section 10.4(c)) shall not be subject to the Deductible; provided, however, that Seller shall not have any Liability under Section 10.2(a) with respect to a breach of a representation or warranty relating to the Joint Venture Entities or the Subsidiary unless and until the aggregate amount of Losses to the indemnified parties to arise thereunder based upon, attributable to or resulting from such breaches exceeds $1,000,000 with respect to any TMS or JV Mortgage breaches,

$500,000 with respect to any TCS or FT/E Mortgage breaches, or $500,000 with respect to any Subsidiary Breaches.

          (d)      Notwithstanding the foregoing, the Deductible shall not apply to the extent Seller seeks reimbursement or indemnification for (i) Losses resulting from fraud; (ii) Losses resulting from intentional misrepresentation; (iii) Losses under Sections 10.2(b)(ii), 10.2(b)(iii), or 10.2(b)(iv); (iv) amounts due under Section 2.7; (v) Losses resulting from a breach of any representations and warranties set forth in Sections 6.1(Organization; Valid Existence), or 6.2(Authorization of Agreement),

          (e)      Notwithstanding the foregoing, (i) Seller shall not have any Liability under Section 10.2(a)(ii) for breaches of any covenant under Section 7.2 and (ii) Purchaser shall not have any Liability under Section 10.2(b)(ii) for breaches of any covenant under Section 7.2 unless and until in the case of (i) or (ii) as applicable the aggregate amount of Losses to the indemnified parties to arise thereunder based upon, attributable to or resulting from a breach of any covenant under Section 7.2 exceeds $1,000,000 and, in such event, the indemnifying party shall be required to pay all Losses incurred with respect to any breach of a covenant under Section 7.2.

          (f)       Neither Seller nor Purchaser shall be required to indemnify, any Person under Section 10.2(a) or 10.2(b) for an aggregate amount of Losses exceeding $4,000,000 (the “Cap”).

          (g)      Notwithstanding the foregoing, the Cap shall not apply to the extent Purchaser seeks reimbursement or indemnification for (i) Losses resulting from fraud; (ii) Losses resulting from intentional misrepresentation; (iii) Losses under Sections 10.2(a)(ii), 10.2(a)(iii), or 10.2(a)(iv); (iv) amounts due under Section 2.7; (v) Losses resulting from a breach of any representations and warranties set forth in Sections 5.1(Organization; Valid Existence), 5.2(Authorization of Agreement), 5.6(Title to Purchased Assets), 5.8(Taxes), 5.13(Employee Benefits), or 5.24(Sufficiency of Assets) or (vi) Losses resulting from a breach of any of Seller’s representations and warranties relating to the Joint Venture Entities or the Subsidiary. Seller shall not be required to indemnify any Person under Section 10.2(a) (other than as set forth in subsections (i)-(v) of this Section 10.4(g)) for an aggregate amount of Losses exceeding $6,000,000 with respect to any breaches relating to the Joint Venture Entities or the Subsidiary.

          (h)      Notwithstanding the foregoing, the Cap shall not apply to the extent Seller seeks reimbursement or indemnification for (i) Losses resulting from fraud; (ii) Losses resulting from intentional misrepresentation; (iii) Losses under Sections 10.2(b)(ii), 10.2(b)(iii), or 10.2(b)(iv); (iv) amounts due under Section 2.7; or (v) Losses resulting from a breach of any representations and warranties set forth in Sections 6.1(Organization; Valid Existence), or 6.2(Authorization of Agreement).

          (i)      Neither Seller nor Purchaser shall be required to indemnify, any Person under Section 10.2(a)(ii) for breaches of any covenant under Section 7.2 and under Section 10.2(b)(ii) for breaches of any covenant under Section 7.2 for an aggregate amount of Losses exceeding $10,000,000.

          10.5    Tax Treatment of Indemnity Payments.

          All indemnification payments under this Article X shall be paid by the indemnifying party net of any Tax benefits and any portion of insurance proceeds actually received by the indemnified party under its insurance coverage (net of tax costs), less the sum of any costs incurred in the collection of such insurance proceeds and any amounts paid or expected to be paid as premiums or increased premiums in connection with such insurance coverage. The Tax benefits in the form of any refund, credit, deduction or other reduction in income Tax shall be computed in good faith by the indemnified party taking into account, among other things, any Tax detriment which is reasonably expected to result from the receipt of any indemnity payment, without any affirmative obligation to provide actual tax returns. All indemnification payments under this Article X shall be deemed adjustments to the Purchase Price.

          10.6    Right to Indemnification.

          The right of the Purchaser to indemnification, reimbursement or other remedy based upon any such representation, warranty, or covenant will not be affected by any investigation conducted with respect to, or any knowledge of Purchaser acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of such representation or warranty or inability to perform any covenant.

          10.7    Exclusive Right to Indemnification.

          Other than the rights of Purchaser set forth in Section 7.10, anything to the contrary contained in this Agreement notwithstanding, it is understood and agreed that, except in the event of fraud, the obligation of the Seller to indemnify the Purchaser as provided in this Article X and in Section 11.6 constitute the sole and exclusive remedy of the Purchaser respecting a breach of Seller’s representations, warranties or covenants contained in this Agreement.

          10.8    Mitigation of Losses.

          An indemnified party shall, to the extent practicable and reasonably within its control, make good faith and commercially reasonable efforts to mitigate any Losses of which it has adequate notice. With respect to any matter for which Seller may be liable pursuant to the provisions of this Agreement, Purchaser shall use commercially reasonable efforts to pursue any and all rights and remedies under agreements and contracts with third parties, including Agencies, Insurers and the Investor, reasonably likely to be successful. Nothing in this Section 10.8 shall be construed as obligating either Party to pursue deficiency judgments from borrowers on foreclosed Mortgage Loans, to commence and pursue litigation or to act in a manner which it reasonably believes is adverse to its own best interests.

ARTICLE XI

TAXES

           11.1    Transfer Taxes. All sales, use, stamp, documentary, filing, recording, transfer, real estate transfer, stock transfer, gross receipts, registration, duty, securities transactions or similar fees or taxes or governmental charges (together with any interest or penalty, addition to tax or additional amount imposed) as levied by any Taxing Authority in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be paid by the party customarily responsible for payment under Applicable Law (the “Paying Party”). The party customarily responsible for reporting under Applicable Law (the “Reporting Party”) shall timely file or caused to be filed, with the cooperation of the other party, all necessary documents (including all Tax Returns) with respect to Transfer Taxes. If the Paying Party is not the Reporting Party and the Reporting Party is responsible for the collection of the Tax from the Paying Party, then the Paying Party shall make payment to the Reporting Party within ten (10) days of notice of the amount due. In the event that either party is aware that an exemption from an applicable Transfer Tax is available, such party shall deliver to the other party any applicable exemption certificate, duly signed and executed, or any other applicable documentation required by applicable Tax law in connection with such Transfer Tax exemption.

           11.2    Prorations. (a)   All real property taxes, personal property taxes, or ad valorem obligations and similar recurring taxes and fees on the Purchased Assets (“Property Taxes”) for taxable periods beginning before, and ending after, the Closing Date, shall be prorated between Purchaser and Sellers as of the Closing Date, computed by multiplying the amount of Property Taxes for the fiscal year for which the same are levied by a fraction, the numerator of which is the number of days in such fiscal year up to and including the Closing Date and the denominator of which is the number of days in such fiscal year. If the exact amount of such Property taxes is not available, parties shall use their best efforts to estimate such amounts based on the analogous Taxes for the prior year and all other relevant information. Seller shall be responsible for all such taxes and fees on the Purchased Assets accruing during any period up to and including the Closing Date. Purchaser shall be responsible for all such taxes and fees on the Purchased Assets accruing during any period after the Closing Date. With respect to Taxes described in this Section 11.2, unless otherwise required by Applicable Law, Seller shall timely file all Tax Returns due before the Closing Date with respect to such Taxes and Purchaser shall prepare and timely file all Tax Returns due after the Closing Date with respect to such Taxes. If one party remits to the appropriate Taxing Authority payment for Taxes which are subject to proration under this Section 11.2 and such payment includes the other party’s share of such Taxes, such other party shall promptly reimburse the remitting party for its share of such Taxes upon demand therefor, accompanied by reasonably satisfactory evidence of such payment; and (b) in the case of any Taxes (other than any property Taxes) that are payable for the Straddle Tax Period by, for or in relation to any of the Joint Venture Entities or Subsidiary, to the extent permitted by law or administrative practice, the taxable year of Subsidiary that includes the Closing Date shall be treated as closing on (and including) such Closing Date. In the case of any Tax that is payable for a Straddle Tax Period that is not treated under the preceding sentence as closing on the Closing Date, the portions of such Tax that relate to the pre-Closing Tax period shall be deemed to be that amount which would be payable if the relevant Tax period ended on the Closing Date based on the actual operations of the Joint Venture Entities and Subsidiary. For purposes of this subsection (b), in the case of any income Tax attributable to the ownership of any of the Joint Venture Entities, the portion of such income Tax that relates to any pre-Closing Tax period shall be deemed to be the amount that would be payable if the relevant Tax period of such Joint Venture Entity ended on the Closing Date. Seller shall be responsible for all such Taxes and fees on accruing during any period up to and including the Closing Date.

           11.3    Cooperation on Tax Matters. Purchaser and Seller shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Purchased Assets, the Assumed Liabilities, the Joint Venture Entities and Subsidiary as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other filings relating to Tax matters, for the preparation for any Tax audit, for the preparation for any Tax protest, and for the prosecution or defense of any suit or other proceeding relating to Tax matters, and each party, who, under the other provisions of this Agreement, shall either receive the transfer of the original business records containing such tax information or shall be entitled to be entitled to retain such original records, shall maintain any such information until the expiration of any applicable period for assessment under applicable Tax Law and shall provide it to the other party, upon the reasonable request by the other party.

           11.4    Election Under Code Section 338(h)(10). (a) At Purchaser’s request, Seller, and, where applicable, any of its Affiliates, on one hand, and Purchaser, on the other hand, shall join in making an election under Code Section 338(h)(10) (and any corresponding election under state, local or foreign Tax law) with respect to the sale and purchase of Subsidiary (the “Section 338(h)(10) Election”), and Seller and any of its Affiliates shall cooperate fully with Buyer in a manner consistent with the Code in making the Section 338(h)(10) Election, including executing and filing IRS Form 8023 and all other forms, returns, elections, schedules, and documents required to effect the Section 338(h)(10) Election; and (b) Seller, and, where applicable, any of its Affiliates, agrees that, except as required by Applicable Law or a final determination with any Taxing authority, they will not take, or cause to be taken, any action in connection with the filing of any Tax Return or otherwise which would be inconsistent with or prejudice the Section 338(h)(10) Election.

           11.5    Preparation and Filing of Tax Returns. Seller (or, where applicable, Seller’s ultimate corporate parent) shall prepare, or cause to be prepared, and, to the extent permitted by any Applicable Law, file all Tax Returns required to be filed by Subsidiary or any of the Joint Ventures for any Tax period that ends on or before the Closing Date. Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns for any complete Tax period that includes but does not end on the Closing Date (the “Straddle Tax Period”) required to be filed by Subsidiary, any of the Joint Venture Entities or related to Property Taxes. Purchaser shall prepare and file, or cause to be prepared and filed, all other Tax Returns required to be filed by Subsidiary or any of the Joint Venture Entities after the Closing Date. Seller’s (or Seller’s ultimate corporate parent’s) consolidated federal income Tax Return that includes Subsidiary for the taxable period that includes the Closing Date shall be filed in accordance with past practices and pursuant to Treasury Regulations Section 1.1502 -76(b)(2)(i). All such Tax Returns prepared or caused to be prepared by Seller under this subsection shall be reviewed by Purchaser (including any intended or contemplated Tax election to be made by Seller or its ultimate corporate parent) before finalizing any such Return, with the Purchaser having the right to promptly comment on any such Tax Return, which comments shall not be unreasonably refused by Seller, provided that Seller shall not be required to submit any consolidated, combined, or unitary Tax Return that includes entities other than Subsidiary but shall be required to submit the relevant pro forma separate Tax Returns related to Subsidiary. All Tax Returns prepared or caused to be prepared by Purchaser under this subsection for a Straddle Tax Period shall be reviewed by Seller (including any intended or contemplated Tax election to be made by or on behalf of Purchaser) before finalizing any such Return, with Seller having the right to promptly comment on any such Tax Return, which comments shall not be unreasonably refused by Purchaser, provided that Purchaser shall not be required to submit information other than that with respect to the Purchased Assets and the Assumed Liabilities.

           11.6    Tax Indemnification. From and after the Closing Date, Seller shall indemnify Purchaser and its Affiliates (including Subsidiary) against, and hold them harmless from, any losses to the extent attributable to (a) any Taxes imposed on or with respect to Subsidiary (or for which any such entity is otherwise liable), in each case, with respect to any pre-Closing Tax period, including any such liability arising under principles of transferee or successor liability; (b) all Taxes arising by virtue of Subsidiary, on or prior to the Closing Date, having been a member of a consolidated, affiliated, combined or unitary group that had a common parent of Seller (or Seller’s ultimate corporate parent) or any Affiliate thereof; (c) income Taxes arising from the inclusion by Subsidiary of any income or gain in any post-Closing Tax period under Section 453 of the Code (or any similar provision of state, local or foreign Law) in respect of any transaction occurring prior to the Closing Date; (d) Taxes arising with respect to Subsidiary from any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) arising from the manner in which any item was reported for a taxable period (or portion thereof) ending on or prior to the Closing Date; and (e) all Taxes otherwise allocated to Seller under section 11.2 hereof.

           11.7    Tax Refunds. Any Tax refund (including interest paid thereon) to the extent received by Subsidiary or any of the Joint Venture Entities in their capacity as a taxpayer and not a pass-through entity, with respect to a Tax period that actually ends on or prior to the applicable Closing Date shall be for Seller’s account, except for any such Tax refund attributable to any post-Closing deduction, loss, credit or similar Tax benefit. The portion of any Tax refund (including interest paid thereon, to the extent so received) attributable to the pre-Closing portion of any Straddle Tax Period shall be for Seller’s account, except for any refund attributable to any post-Closing deduction, loss, credit or similar Tax benefit. All other Tax refunds to the extent received by Subsidiary or any of the Joint Venture Entities in their capacity as a taxpayer and not a pass-through entity shall be for Purchaser’s account.

ARTICLE XII

MISCELLANEOUS

          12.1    Expenses.

          Except as otherwise provided in this Agreement, each of Seller and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

          12.2    Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

          (a)      The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York (and any courts from which appeals from judgments of that court are heard) as to any dispute or claim as to which there is subject matter jurisdiction in that court and, for all other disputes or claims, the parties consent to exclusive jurisdiction in the Supreme Court of the State of New York, New York County (and any courts from which appeals from judgments of that court are heard) over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by Applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

          (b)      EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY DOCUMENT REFERRED TO IN THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.2.

          (c)      Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 12.5.

          12.3    Entire Agreement; Amendments and Waivers.

          This Agreement, the Ancillary Agreements, and the Non-Disclosure Agreement dated January 24, 2008 (including the schedules and exhibits hereto and the Disclosure Memorandum) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Applicable Law.

          12.4    Governing Law.

          This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of law principles contrary thereto (with references to Section 5-1401 of the New York General Obligation Law which by its terms applies to this Agreement).

          12.5    Notices.

          All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt); (ii) one Business Day following the day sent by overnight courier (with written confirmation of receipt); (iii) when delivered by facsimile transmission (with electronic confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to Seller, to:

First Tennessee Bank National Association
165 Madison
Memphis, TN 38103
Attention: General Counsel

With a copy to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
165 Madison Suite 2000
Memphis, TN 38103
Attention: Jackie G. Prester and Desiree M. Franklin

If to Purchaser, to:

MetLife Bank, National Association
c/o MetLife, Inc.
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101
Attention: Robert F. Nostramo

With a copy to:

Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K St, N.W.
Washington, D.C. 20006
Attention: Laurence E. Platt

          12.6    Severability.

          If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

          12.7    Binding Effect; Assignment.

          This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, Purchaser’s rights to purchase the Purchased Assets and assume the Assumed Liabilities and Purchaser’s rights to seek indemnification hereunder) to any Affiliate of Purchaser, or any Person to which Purchaser or any of its Affiliates proposes to sell all or substantially all of the assets relating to the Purchased Assets; provided, however, that Purchaser shall remain obligated to fulfill its obligations pursuant to this Agreement. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

          12.8    Knowledge.

          (a)      When references are made in this Agreement to information being to the “Knowledge of Seller”, “Seller’s Knowledge” or similar language, such knowledge shall refer to the knowledge of the individuals listed in Section 12.8(A) of the Disclosure Memorandum. Such individuals shall be deemed to have “knowledge” of a particular fact or other matter if: (x) such individual is actually aware of such fact or other matter; (y) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter; or (z) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter that are within his or her area of responsibility.

          (b)      When references are made in this Agreement to information being to the “Knowledge of Purchaser”, “Purchaser’s Knowledge” or similar language, such knowledge shall refer to the knowledge of the individuals listed in Schedule 12.8(B). Such individuals shall be deemed to have “knowledge” of a particular fact or other matter if: (x) such individual is actually aware of such fact or other matter; (y) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter; or (z) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter that are within his or her area of responsibility.

          12.9    Disclosure Memorandum.

          (a)      Concurrently with the execution and delivery of this Agreement, Seller is delivering to Purchaser a disclosure memorandum (the “Disclosure Memorandum”) that sets forth all of the items that are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article V or to one or more of the covenants of Seller contained in this Agreement; provided, that the mere inclusion of an item in the Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by Seller that such item represents a material exception or event, state of facts, circumstance, development, change or effect or that such item is reasonably likely to have or result in a Material Adverse Effect; provided, further, that any disclosures made with respect to a section or subsection of this Agreement shall be deemed to qualify such only sections or subsections specifically referenced or cross-referenced, as well as other sections or subsections to the extent such disclosure is readily apparent as constituting disclosure in the light of the substance of the disclosure in respect of such other sections or subsections. In the event of an inconsistency between the statements in the body of this Agreement and those in the Disclosure Memorandum (other than an exception expressly set forth in the Disclosure Schedule with respect to a specifically identified section or subsection), the statements in the body of this Agreement will control.

          (b)      Five Business Days prior to the Closing Date, Seller shall deliver to Purchaser amendments to the Disclosure Memorandum (the “Amended Disclosure Memorandum”), which list and amendments, if acceptable to the Purchaser upon its consent, which will not be unreasonably withheld, will thereby be incorporated into the relevant sections of the Disclosure Memorandum delivered by Seller pursuant to this Agreement on the date hereof. For the avoidance of doubt, no Schedule to this Agreement, including without limitation Section 5.14 of the Disclosure Memorandum, may be amended without the prior written consent of Purchaser and Seller.

          (c)      All references to the Disclosure Memorandum shall be deemed to have been, and will thereafter be, references to the Amended Disclosure Memorandum.

          12.10   Counterparts.

          This Agreement may be executed and delivered in one or more counterpart signature pages executed and delivered via facsimile transmission, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

FIRST TENNESSEE BANK NATIONAL
ASSOCIATION

By:	/s/ John Kubiak
Name: John Kubiak
Title: SVP

METLIFE BANK, NATIONAL ASSOCIATION

By:	/s/ Joseph Michalik
Name: Joseph Michalik
Title: VP & Chief Credit Officer